FORM 6-K
U.S. SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

dated November 21, 2014

BRASILAGRO – COMPANHIA BRASILEIRA DE PROPRIEDADES AGRÍCOLAS
(Exact Name as Specified in its Charter)

BrasilAgro – Brazilian Agricultural Real Estate Company

U(Translation of Registrant’s Name)

1309 Av. Brigadeiro Faria Lima, 5th floor, São Paulo, São Paulo 01452-002, Brazil

U(Address of principal executive offices)

Julio Cesar de Toledo Piza Neto,

Chief Executive Officer and Investor Relations Officer,

Tel. +55 11 3035 5350, Fax +55 11 3035 5366, ri@brasil-agro.com

1309 Av. Brigadeiro Faria Lima, 5th floor

São Paulo, São Paulo 01452-002, Brazil

U(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒   Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T
Rule 101(b)(1): U

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T
Rule 101(b)(7): U

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐   No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not applicable.

Quarterly Information - ITR

Brasilagro - Companhia Brasileira de Propriedades Agrícolas

September 30, 2014

with Independent Auditor’s Review Report

Brasilagro - Companhia Brasileira de Propriedades Agrícolas

Quarterly Information

September 30, 2014

Contents

Independent Auditor's Review Report on the Quarterly Information	1

Management’s Comments	3

Quarterly Information reviewed

Balance sheets	4
Statements of operations	6
Statements of comprehensive income	7
Statements of changes in equity	8
Statements of cash flows	9
Statements of value added	10
Notes to the quarterly information	11

Condomínio São Luiz Av. Presidente Juscelino Kubitschek, 1830 Torre I - 8º Andar - Itaim Bibi 04543-900 - São Paulo - SP - Brasil Tel: (5511) 2573-3000 ey.com.br

A free translation from Portuguese into English of Independent Auditor’s Review Report on Individual Interim Financial Information prepared in Brazilian currency in accordance with accounting practices adopted in Brazil, and on Consolidated Interim Financial Information prepared in Brazilian currency in accordance with International Financial Reporting Standards (IFRS), issued by International Accounting Standards Board (IASB), and accounting practices adopted in Brazil

Independent auditor's review report on quarterly information

The Board of Directors, Officers and Shareholders of

Brasilagro – Companhia Brasileira de Propriedades Agrícolas

São Paulo - SP

Introduction

We have reviewed the accompanying individual and consolidated interim financial information of Brasilagro – Companhia Brasileira de Propriedades Agrícolas (“Company”), contained in the Quarterly Information Form (ITR) referring to the quarter ended September 30, 2014, which comprises the balance sheet as of March 31, 2014 and the related statements of income and  comprehensive income, changes in equity and cash flows for the three-month period then ended, including the explanatory notes.

Management is responsible for the preparation of the individual interim financial statements in accordance with Accounting Pronouncement CPC 21 (R1) – Interim Financial Reporting, and for the consolidated interim financial information in accordance with CPC 21 (R1) and International Standard IAS 34 – Interim Financial Reporting, issued by the International Accounting Standards Board (IASB), as well as the presentation of this information in accordance with the rules issued by the Brazilian Securities and Exchange Commission (CVM), applicable to the preparation of Quarterly Information (ITR). Our responsibility is to express a conclusion on these interim financial statements based on our review.

Scope of review

We conducted our review in accordance with Brazilian and International Standards on Review

Engagements (NBC TR 2410 and ISRE 2410 - Review of Interim Financial Information Performed by the Independent Auditor of the Entity, respectively). A review of interim financial information consists of making inquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with standards on auditing and consequently does not enable us to obtain assurance that we would become aware of all significant matters that may be identified in an audit. Accordingly, we do not express an audit opinion.

Conclusion on the individual interim financial information

Based on our review, nothing has come to our attention that causes us to believe that the accompanying individual interim financial information included in the quarterly financial information referred to above were not prepared, in all material respects, in accordance with CPC 21 (R1) applicable to the preparation of Quarterly Information (ITR), and presented consistently with the standards issued by the Brazilian Securities and Exchange Commission (CVM).

Condomínio São Luiz Av. Presidente Juscelino Kubitschek, 1830 Torre I - 8º Andar - Itaim Bibi 04543-900 - São Paulo - SP - Brasil Tel: (5511) 2573-3000 ey.com.br

Conclusion on consolidated interim financial information

Based on our review, nothing has come to our attention that causes us to believe that the consolidated interim financial information included in the quarterly financial information referred to above were not prepared, in all material respects, in accordance with CPC 21 (R1) and IAS 34 applicable to the preparation of Quarterly Information (ITR), and presented consistently with the standards issued by CVM.

Other matters

Statements of value added

We have also reviewed the individual and consolidated interim statement of value added (SVA) for the three-month period ended September 30, 2014, prepared under the responsibility of the Company’s management, the presentation of which in the interim information is required by the rules issued by CVM applicable to the preparation of Quarterly Information (ITR), and as supplementary information under IFRS, which do not require SVA presentation. These statements have been subject to the same review procedures previously described and, based on our review, nothing has come to our attention that causes us to believe that they are not prepared, in all material respects, consistently with the overall individual and consolidated interim financial statements.

São Paulo, November 04, 2014.

ERNST & YOUNG

Auditores Independentes S.S.

CRC - 2SP-015199/O-6

Daniel G. Maranhão Jr. Accountant CRC-1SP-215856/O-5	Bruno Mattar Galvão Accountant CRC-1SP-267770/O-6

Management’s Comments

We began harvest year 2014/15 with the soybeans plantation, sale of part of the 2013/14 grain production and sugarcane supply, totaling net revenue of R$ 50.7 million.

The estimated planted area for the harvest year 2014/2015 is 82,182 hectares in Brazil and Paraguay. Considering the estimated commodities prices and the high volatility and low productivity in new areas (areas in the 1st and 2nd year of planting), we’ve decided not planting in these areas at some properties. To continue the development process in these areas, we will cover the soil with cover crops grasses, which will protect the soil and contribute to the stabilization of the direct planting system.

In addition to the reduction in the planted area, in June 2014 we ended the agricultural exploration partnership in 7,699 hectare area in Bahia (“Partnership Farm I”). The partnership began in the 2012/2013 harvest and the properties were not as profitable as expected.

During the 1Q15 we began the transformation of an area of approximately 10 thousand hectares, as the transformation process goes through several stages, from cleaning to soil correction, the conclusion of the investments in these areas will be discussed during the year.

We believe that the measures taken to improve the results of the farming operations are in line with BrasilAgro’s strategy and we are confident in our ability to deliver results and identify innovative and efficient solutions to continue growing in a consistent manner and adding value for our shareholders.

Adherence to the Market Arbitration Chamber

The  Company  is  subject  to  arbitration  on  the  Market  Arbitration  Chamber,  as Arbitration Clause in its Bylaws.

Relationship with External Auditors

The independent auditors, Ernst Young & Young Independent Auditors S.S., who  reviewed  the  interim  financial  statements,  individual  and  consolidated, contained  in  the  Quarterly  Information  Form  –  refers  to  the  quarter  ended  September  30,  2014,  only  services  rendered  to  BrasilAgro  – Companhia  Brasileira  de  Propriedades  Agrícolas  related  to  the  review  of  interim financial information.

Final  Considerations  BrasilAgro  administration  thanks  their  shareholders, customers,  suppliers  and  financial  institutions  for  collaboration  and  trust  and,  in particular, to its collaborators for their dedication and effort.

We remain at your disposal for any further information.

Julio Toledo Piza

CEO and Investor Relation Officer

A free translation from Portuguese into English of individual interim financial information in accordance with accounting practices adopted in Brazil and of consolidated interim financial information in accordance with International Financial Reporting Standards (IFRS), issued by International Accounting Standards Board – IASB  and accounting practices adopted in Brazil

Brasilagro - Companhia Brasileira de Propriedades Agrícolas

Balance sheets

September 30, 2014

(In thousands of reais, unless otherwise stated)

		Company		Consolidated
Assets	Note	September 30, 2014	June 30 , 2014	September 30, 2014	June 30 , 2014
Current assets
Cash and cash equivalents	6	10,201	39,475	28,556	86,745
Marketable securities	6	53,852	28,842	35,940	21,532
Trade accounts receivable	8	15,765	26,953	48,082	65,010
Inventories	10	30,229	33,645	40,566	40,210
Biological assets	11	8,006	1,421	10,434	1,421
Recoverable taxes	9	5,215	3,494	5,629	3,749
Operations with derivatives	7	3,199	1,652	18,114	18,255
Transactions with related parties	32	3,951	19,169	729	723
Other Receivables		623	523	535	442
		131,041	155,174	188,585	238,087
Noncurrent assets
Biological assets	11	26,245	31,202	26,245	31,202
Restricted marketable securities	12	2,092	2,037	13,089	13,782
Recoverable taxes	9	24,195	25,904	28,263	29,849
Deferred taxes	22	26,092	27,491	42,019	43,554
Operations with derivatives	7	-	-	-	63
Trade accounts receivable	8	628	566	27,703	37,453
Investment properties	13	92,546	85,981	341,961	334,803
Transactions with related parties	32	29,716	26,068	29,716	26,068
Other receivables		4,746	4,644	4,746	4,644
Investments	14	375,914	371,114	70,408	50,369
Property, plant and equipment	16	12,314	12,754	13,122	13,542
Intangible assets	15	4,523	4,966	4,523	4,966

		599,011	592,727	601,795	590,295

Total assets		730,052	747,901	790,380	828,382

See accompanying notes.

		Company		Consolidated
Liabilities and equity	Note	September 30, 2014	June 30 , 2014	September 30, 2014	June 30 , 2014
Current liabilities
Trade accounts payable	18	7,250	6,107	8,337	8,158
Loans and financing	19	34,631	42,676	39,418	62,253
Labor obligations		5,896	8,468	6,129	8,730
Taxes payable	20	658	272	6,315	6,501
Dividend payable		25	25	25	25
Operations with derivatives	7	3,539	204	4,239	204
Payables for acquisitions	17	18,631	18,760	45,379	44,820
Transactions with related parties	32	41,221	46,933	28,096	33,237
Valuable consideration contracts	21	-	579	-	579
Advances from customers		721	14,343	930	15,038
		112,572	138,367	138,868	179,545
Noncurrent liabilities
Loans and financing	19	20,523	22,148	51,942	57,909
Taxes payable	20	-	-	1,822	2,482
Provision for legal claims	31	4,028	3,480	4,141	3,573
Other liabilities		-	-	678	967
		24,551	25,628	58,583	64,931
Total liabilities		137,123	163,995	197,451	244,476
Equity
Attributed to controlling shareholders
Share capital	23	584,224	584,224	584,224	584,224
Capital reserve		4,283	4,201	4,283	4,201
Treasury shares	23	(1,934)	(1,934)	(1,934)	(1,934)
Equity pickup		15,762	8,403	15,762	8,403
Accumulated losses		(9,406)	(10,988)	(9,406)	(10,988)

Total equity		592,929	583,906	592,929	583,906

Total liabilities and equity		730,052	747,901	790,380	828,382

See accompanying notes.

Brasilagro - Companhia Brasileira de Propriedades Agrícolas

Statements of operations

Three-month periods ended September 30, 2014 and 2013

(In thousands of reais, unless otherwise stated)

		Company		Consolidated
	Note	September 30, 2014	September 30, 2013	September 30, 2014	September 30, 2013

Net revenue	25	47,831	35,848	50,709	39,244
Changes in fair value of biological assets and agricultural products	11	5,214	(422)	7,774	1,190
Setup (reversal) of provision for impairment of agricultural products after harvest		(1,748)	(11)	(1,973)	(15)
Cost of sales	26	(46,397)	(35,039)	(48,556)	(37,688)

Gross profit		4,900	376	7,954	2,731

Selling expenses	26	(794)	(978)	(848)	(1,966)
General and administrative expenses	26	(6,748)	(6,349)	(7,076)	(6,631)
Other operating income (expenses), net		(1,126)	(321)	(1,343)	(445)
Equity pickup	14.a	(1,091)	(991)	(803)	-

Operating loss		(4,859)	(8,263)	(2,116)	(6,311)

Operating income (loss)
Financial income	28	18,963	7,384	30,670	8,161
Financial expenses	28	(11,122)	(2,457)	(25,029)	(5,493)

Profit (loss) before income and social contribution taxes		2,982	(3,336)	3,525	(3,643)

Income and social contribution taxes	29	(1,400)	267	(1,943)	574

Net income (loss) for the year		1,582	(3,069)	1,582	(3,069)

Basic earnings (loss) per share – reais	30			0.03	(0.05)
Diluted earnings (loss) per share – reais	30			0.03	(0.05)

See accompanying notes.

Brasilagro - Companhia Brasileira de Propriedades Agrícolas

Statements of comprehensive income

Three-month period ended September 30, 2014

(In thousands of reais, unless otherwise stated)

	Company		Consolidated
	September 30, 2014	September 30, 2013	September 30, 2014	September 30, 2013

Net income (loss) for the year	1,582	(3,069)	1,582	(3,069)

Comprehensive income to be reclassified to income for the year in subsequent periods:
Effect on the conversion of investment into joint venture 14.a	7,359	-	7,359	-

Total comprehensive income	8,941	(3,069)	8,941	(3,069)

See accompanying notes

Brasilagro - Companhia Brasileira de Propriedades Agrícolas

Statements of Changes in Equity

Three-month period ended September 30, 2014

(In thousands of reais, unless otherwise stated)

			Attributable to controlling shareholders
			Capital reserve		Income reserve
	Note	Capital	Granted Options	Treasury stock	Legal Reserve	Reserve for Investment and expansion	Dividend	Equity pickup	Accumulated losses	Total Equity
At June 30, 2013		584,224	3,385	-	413	1,961	3,922	(6,920)	-	586,985

Net income for the year		-	-	-	-	-	-	-	(3,069)	(3,069)
Share-based payment	27	-	310	-	-	-	-	-	-	310
Treasury shares acquired	23	-	-	(940)	-	-	-	-	-	(940)

At September 30, 2013		584,224	3,695	(940)	413	1,961	3,922	(6,920)	(3,069)	583,286

			Attributable to controlling shareholders
			Capital reserve
	Note	Capital	Granted Options	Treasury stock	Equity pickup	Accumulated losses	Total Equity
At June 30, 2014		584,224	4,201	(1,934)	8,403	(10,988)	583,906

Net income for the year		-	-	-	-	1,582	1,582
Share-based payment	27	-	82	-	-	-	82
Effect on the conversion of investment into joint venture		-	-	-	7,359	-	7,359

At September 30, 2014		584,224	4,283	(1,934)	15,762	(9,406)	592,929

See accompanying notes.

Brasilagro - Companhia Brasileira de Propriedades Agrícolas

Statements of cash flow

Three-month period ended September 30,2014

(In thousands of reais, unless otherwise stated)

		Company		Consolidated
	Notes	September 30, 2014	September 30, 2013	September 30, 2014	September 30, 2013
CASH FLOWS FROM OPERATING ACTIVITIES
Net income (loss) for the period		1,582	(3,069)	1,582	(3,069)
Adjustment to reconcile net income (loss)
Depreciation and amortization	26	6,557	6,596	6,618	7,180
Grant of stock options	27	82	311	82	311
Net book value of property, plant and equipment written off	15 and 16	1,021	31	1,022	32
Write-off of capitalized cost in investment properties	13	95	-	95	-
Equity pickup	14	1,091	991	803	-
Unrealized gain (loss) on derivatives	28	(663)	(5,262)	(663)	(3,072)
Foreign exchange, monetary variation and financial charges	28	(5,617)	1,116	383	3,251
Adjustment to present value of receivables from sale of farms and machinery	28	(865)	(222)	1,220	(312)
Deferred income and social contribution taxes	29	1,400	(267)	1,535	(391)
Fair value of biological assets and agricultural products and depletion of harvest	11	(5,214)	421	(7,774)	(1,190)
Changes in provision for impairment of agricultural products after harvest		1,748	11	1,973	15
Allowance for doubtful accounts	25	(858)	618	(864)	519
Valuable consideration contracts		(579)	-	(579)	-
Provision for legal claims	31	548	(324)	568	(322)
		328	951	6,001	2,952
Changes in working capital
Trade accounts receivable		12,061	70,457	19,136	86,387
Inventories		579	(21,721)	(2,290)	(32,467)
Biological assets		834	(771)	966	(743)
Taxes recoverable		267	(1,411)	(6)	(2,138)
Operations with derivatives		2,598	(8,066)	5,049	(5,510)
Other receivables		(108)	(2,528)	(195)	(4,244)
Trade accounts payable		1,000	1,200	50	711
Related parties		4,819	11,038	(9,856)	-
Income and social contribution taxes paid		386	537	(846)	(453)
Salaries, payroll charges and profit sharing		(2,572)	(2,277)	(2,601)	(2,262)
Advances from customers		(13,622)	512	(14,108)	573
Other liabilities		-	-	(289)	(73)
Net cash generated by (used in) operating activities		6,570	47,921	1,011	42,733
CASH FLOWS FROM INVESTING ACTIVITIES
Additions to property, plant and equipment and intangible assets	15 and 16	(621)	(429)	(673)	(435)
Additions to investment properties	13	(8,895)	(2,364)	(10,644)	(4,903)
Redemption of (investment in) marketable securities		(17,345)	(17,513)	(10,321)	(704)
Dividends received	14	15,161	-	-	-
Increase in investments and interests	14	(13,693)	-	(13,483)	-
Cash received from sale of farm		-	-	6,398	6,346
Net cash generated by (used in)investing activities		(25,393)	(20,306)	(28,723)	304
CASH FLOWS FROM FINANCING ACTIVITIES
Future capital contributions	14	-	(6,600)	-	-
Loans and financing raised		22,098	-	22,098	13,351
Interest paid on loans and financing		(2,145)	(521)	(4,422)	(1,201)
Payment of loans and financing		(30,404)	(3,656)	(48,153)	(18,934)
Treasury stock	23	-	(940)	-	(940)
Net cash generated by (used in) financing activities		(10,451)	(11,717)	(30,477)	(7,724)
Increase (decrease) in cash and cash equivalents		(29,274)	15,898	(58,189)	35,313
Cash and cash equivalents at beginning of period	6	39,475	28,756	86,745	75,694
Cash and cash equivalents at end of period	6	10,201	44,654	28,556	111,007
		(29,274)	15,898	(58,189)	35,313

Brasilagro - Companhia Brasileira de Propriedades Agrícolas

Statements of value -added

Quarter ended September 30, 2014

(In thousands of reais, unless otherwise stated)

		Company		Consolidated
	Notes	September 30, 2014	September 30, 2013	September 30, 2014	September 30, 2013
Revenues
Gross operating revenue	25	50,139	37,435	53,324	41,048
Gain (loss) with biological assets and agricultural products		5,214	(422)	7,774	1,190
Changes in provision for impairment of agricultural products after harvest		(1,748)	(11)	(1,973)	(15)
Other revenues		(599)	321	(794)	7
Allowance for doubtful accounts		(858)	(618)	(864)	(519)
		52,148	36,705	57,467	41,711

Inputs acquired from third parties
Cost of sales		(40,172)	(28,818)	(42,270)	(30,883)
Materials, energy, outsourced services and other		(2,262)	(2,314)	(2,469)	(3,490)
		(42,434)	(31,132)	(44,739)	(34,373)

Gross value added		9,714	5,573	12,728	7,338

Depreciation and amortization	26	(6,557)	(6,596)	(6,618)	(7,180)

Net value added produced by the entity		3,157	(1,023)	6,110	158

Value added received in transfer
Equity pickup	14	(1,091)	(991)	(803)	-
Financial income	28	18,963	7,384	30,670	8,161
		17,872	6,393	29,867	8,161

Total value added to be distributed		21,029	5,370	35,977	8,319

Distribution of value added

Personnel and charges
Direct compensation		3,245	3,491	3,245	3,491
Benefits		523	411	523	412
Severance pay fund (F.G.T.S).		87	53	87	53
Taxes, charges and contributions
Federal		3,502	1,785	4,294	1,993
State		705	49	951	(249)
Local		30	26	33	28
Financing
Interest and monetary and foreign exchange variations	28	11,122	2,457	25,029	5,493
Rentals		232	167	232	167
Net income for the period		1,583	(3,069)	1,583	(3,069)
		21,029	5,370	35,977	8,319

See accompanying notes.

Brasilagro - Companhia Brasileira de Propriedades Agrícolas

Notes to the Quarterly Information

September 30, 2014

(In thousands of reais, unless otherwise stated)

1.   General information

Brasilagro Companhia Brasileira de Propriedades Agrícolas (the “Company” or “Brasilagro”) was incorporated on September 23, 2005 and is headquartered at Avenida Brigadeiro Faria Lima, 1309, in São Paulo with branches in the States of Bahia, Goiás, Mato Grosso, Minas Gerais and Piauí, and in Paraguay, in the State of Boquerón.

Pursuant to its articles of incorporation, the Company’s activities include: (a) agriculture, cattle raising and forestry activities of any type and nature and rendering directly or indirectly related services, (b) the import and export of agricultural products and inputs and those related to cattle raising activity, (c) the purchase, sale and/or rental of properties, land, buildings and real estate in rural and/or urban areas, (d) real estate brokerage involving any type of operations, (e) holding interest, as member, in other companies and commercial ventures of any nature, in Brazil and/or abroad, directly or indirectly related to the purposes described herein, and (f) management of its own and third-party assets.

The Company and its subsidiaries have 10 (ten) farms in 5 (five) Brazilian states and one jointly-controlled farm in Paraguay, with total area of 286,958 hectares, including 17,699 leased hectares and 117,307 hectares in joint venture. The Company aims to consolidate its position as one of the main companies in the agribusiness segment in Brazil and/or abroad by acquiring farms and selling them once the intended potential valuation is achieved, by means of a strategy intended to expand production, leverage production process, and diversify geographies and production.

The activities of wholly-owned subsidiaries Cremaq Ltda. ("Cremaq"), Engenho de Maracajú Ltda. ("Engenho"), Imobiliária Jaborandi Ltda. ("Jaborandi"), Araucária Ltda. ("Araucária"), Mogno Ltda. ("Mogno"), Cajueiro Ltda. ("Cajueiro"), Ceibo Ltda. (“Ceibo”) and Flamboyant Ltda. (“Flamboyant”) comprise the purchase and sale of properties, land, buildings and real estate in rural and/or urban areas. Below is a table with the presentation of farms:

Real estate	Farms	Location	Hectares
Cremaq	Cremaq	Baixa Grande do Ribeiro/PI	27,807
Jaborandi	Jatobá	Barreiras/BA	31,606
Araucária	Araucária	Alto Taquari/MT	8,124
Mogno	Alto Taquari	Mineiros/GO	5,186
Cajueiro	Chaparral	Correntina/BA	37,183
Flamboyant	Nova Buriti	Januária/MG	24,247
Cajueiro	Preferência	Barreiras/BA	17,799
N/A*	Cresca S.A.	Boquerón/Paraguay	117,307
N/A **	Partnership II (Avarandado)	Ribeiro Gonçalves/PI	10,000
N/A**	Partnership I (Regalito and São Francisco)	Jaborandi/BA	7,699
			286,958

*Joint venture Cresca S.A.

** Farms leased from third parties

Brasilagro - Companhia Brasileira de Propriedades Agrícolas

Notes to the Quarterly Information – Continued

September 30, 2014

(In thousands of reais, unless otherwise stated)

1.   General information -- Continued

As permitted in their respective by-laws and articles of organization, until the real estate assets belonging to these companies not sold, the assets may be leased to third parties, but only as a strategy for real estate appreciation. The activities of wholly-owned subsidiary Jaborandi Agrícola Ltda. comprise the lease of land, the sublease of land to third parties, rendering of advisory services in the agricultural area, agriculture, cattle raising and forestry activities of any type and nature, and rendering of direct or indirect related services. All subsidiaries, as well as FIM Guardian Fund, exclusive investment fund of the Company, are headquartered and operate in Brazil.

The activities of joint venture in company Cresca S.A. (“Cresca”), located in Paraguay, include agriculture, cattle raising and forestry activities of any type and nature, and rendering of direct or indirect related services, the import and export of agricultural products and inputs and those related to cattle raising activity, the purchase, sale and/or rental of properties, land, buildings and real estate in rural and/or urban areas and financial transactions, purchase and sale of securities, shares and commodities.

Opportunity for new businesses are under analysis, but shall only be announced, in accordance with the Company’s disclosure policy, when technical and legal assessments and the related due diligence process are completed.

To the date the financial statements were approved, the Company holds (i) 7,181 hectares leased from third parties, and (ii) 26,530 hectares of which it is the promising buyer, being 21,147 hectares to Nova Buriti Farm and 5,383 hectares to Alto Taquari Farm, as the purchase and sale indenture has not been granted yet, with only a purchase and sale promise agreement existing and pending compliance with precedents by sellers.

On July 14, 2014, joint venture Cresca executed the sales deed of 24,624 ha and transfer of ownership to the new buyer.

Brasilagro - Companhia Brasileira de Propriedades Agrícolas

Notes to the Quarterly Information – Continued

September 30, 2014

(In thousands of reais, unless otherwise stated)

1.   General information -- Continued

On August 23, 2010, Opinion No. LA-01, of August 19, 2010, issued by the Office of the Federal Advocate General (AGU) was approved by the President of Brazil. The opinion addresses the purchase and lease of agricultural properties by Brazilian companies controlled by foreign individuals or legal entities holding the control of the capital of a company that owns land in Brazil. The Attorney General’s opinion provides that Brazilian companies controlled by non-Brazilians require previous authorization to purchase agricultural properties and are subject to the following restrictions:

(i)  the agricultural properties shall be used for agricultural, cattle raising or industrial activities, and shall be previously approved by the Ministry of Agrarian Development or by the Ministry of Development, Industry and Foreign Trade;

(ii) the total area of agricultural properties owned by foreigners shall not exceed the greater of (A) one fourth of the area of the municipality where the property is located; or (B) the sum of the areas held by foreigners of the same nationality shall not exceed 40% of the area of the municipality where the property is located; and

(iii) the acquisition shall not exceed one hundred (100) indefinite exploration modules, which are measurement units adopted within different Brazilian regions that range from five to 100 hectares, depending on the region.

New acquisitions or new lease agreements of agricultural properties by companies controlled by non-Brazilians within the abovementioned limits must be previously approved by INCRA.

To the date the quarterly information was approved, there is no judgment by the Brazilian courts on the validity and constitutionality of the contents of the Attorney General’s Opinion. As of September 30, 2014, 77.38% of Company common shares were held by foreigners.

Brasilagro - Companhia Brasileira de Propriedades Agrícolas

Notes to the Quarterly Information – Continued

September 30, 2014

(In thousands of reais, unless otherwise stated)

2.   Basis of preparation and presentation

The Company’s Board of Directors is entitled to change the Company’s individual and consolidated  quarterly information after its issuance. On November 4, 2014, the Company’s Board approved the Company’s individual and consolidated quarterly information and authorized its disclosure.

The individual interim accounting information included in this quarterly information has been prepared in accordance with technical pronouncement CPC 21 (R1) – Interim Statements presented consistently with the standards issued by the Brazilian Securities and Exchange Commission (“CVM”), applicable to the preparation of the Quarterly Information – ITR.

The consolidated interim information included in this quarterly information has been prepared in accordance with technical pronouncement CPC 21 (R1)– Interim Statements and with the international accounting standard IAS 34 – “Interim Financial Reporting”, issued by the International Accounting Standards Board (IASB), and presented consistently with the standards issued by the Brazilian Securities Commission, applicable to the preparation of the Quarterly Information – ITR.

         According to Circular Letter CVM/SNC/SEP no. 03/2011, the Company opted for presenting the explanatory notes in this ITR as a summary in the cases of redundancy in relation to those presented in the annual financial statements.

Therefore, this Quarterly Information does not comprise all notes and disclosures required by the standards for the annual financial statements, and, as a consequence, the related information should be read together with the notes to the financial statements, for the year ended June 30, 2014.

         The notes which did not have significant changes in relation to the individual and consolidated financial statements for June 30, 2014 have not been included in this Quarterly Information.

The non-financial data included in this quarterly information, such as sales volume, planted and  leased area, insurance and environment have not been examined by the independent auditors.

(a)  Basis of consolidation

There was no change in the basis of consolidation in relation to the basis of consolidation included in note 2.1 to the financial statements for the year ended June 30, 2014.

(b)Cash flow

The interest paid and the dividends are classified as cash flow from financing and cash flow from investments respectively, since they are costs for obtaining financial resources and return on the investments.

Brasilagro - Companhia Brasileira de Propriedades Agrícolas

Notes to the Quarterly Information – Continued

September 30, 2014

(In thousands of reais, unless otherwise stated)

3.   Critical Accounting Estimates and Judgments

          Accounting estimates and judgments are continuously assessed and are based on historical experience and other factors, including expectations of future events that are believed to be reasonable under the current circumstances. The resulting accounting estimates will, by definition, seldom equal the related actual amounts. The effects arising from the reviews of accounting estimates are recognized upon review.

In the period ended September 30, 2014, there was no significant change in the critical accounting estimates and judgments in relation to the other information disclosed in the annual financial statements at June 30, 2014.

The estimates and assumptions that have a significant risk of causing a material adjustment to the carrying amounts of assets and liabilities within the next year are addressed in Note 3 to the annual financial statements.

4.   Summary of significant accounting policies

The significant accounting policies applied on the preparation of this quarterly information are the same ones disclosed in note 2 to the annual financial statements for the year ended June 30, 2014, except for the accounting practices first adopted in the year started July 1, 2014, as follows:

Standard	Main requirements
IFRIC 21 Levies

IFRIC 21 clarifies that an entity should recognize a liability for a tax when the triggering event occurs. For a tax requiring its payment arising from the achievement of any metrics, the interpretation indicates that no liability should be recognized until the metric is achieved. IFRIC 21 is effective for the years ended on or after January 1, 2014. The Company does not expect any material impact from IFRIC 21 on its financial statements.

IAS 39 Novation of Derivatives and Continuation of Hedge Accounting – Amendments to IAS 39

This amendment softens the discontinuation of hedge accounting when the novation of a hedge-designated derivative meets certain criteria. These amendments are effective for the years starting on or after January 1, 2014. The Company does not expect that this amendment will be material to its financial statements.

IAS 36 – Impairment of Assets

In May 2013, IASB issued an amendment to IAS 36. The amendment to this standard requires the disclosure of discount rates used in the current and previous evaluation of the recoverable amount of assets, if the recoverable amount of the impaired asset is based on a valuation technique at present value based on the fair value less the disposal cost.

This standard is effective for annual periods starting on or after January 1, 2014. The Company is evaluating the impact from the adoption of these amendments on its Financial Statements.

The accounting practices have been consistently applied to all periods presented, unless otherwise stated.

Brasilagro - Companhia Brasileira de Propriedades Agrícolas

Notes to the Quarterly Information – Continued

September 30, 2014

(In thousands of reais, unless otherwise stated)

4.   Summary of significant accounting policies -- Continued

a)    Pronouncements, interpretations or updates issued by IASB applicable to years started at/after July 01, 2015.

Standard	Main requirements

IFRS 9 Financial Instruments

IFRS 9, as issued, reflects the first phase of IASB work to replace IAS 39 and is applicable to the classification and evaluation of financial assets and liabilities according to IAS 39 definition. The pronouncement would be initially applicable from the years starting on or after January 1, 2013, but the pronouncement Amendments to IFRS 9 Mandatory Effective Date of IFRS 9 and Transition Disclosures, issued in December 2011, postponed its effectiveness to January 1, 2015. In the subsequent phases, IASB shall approach issues as recording of hedges and provision for losses of financial assets. The adoption of the first phase of IFRS 9 shall impact the classification and evaluation of the Company’s financial assets, but shall not impact the classification and evaluation of its financial liabilities. The Company shall quantify the effects together with the effects of the other phases of IASB Project, as soon as the final consolidated standard is issued.

Investment Entities (Amendment to IFRS 10, IFRS 12 and IAS 27)

The reviews shall be effective for the years starting on or after January 1, 2014 and provide an exception for the consolidation requirements for entities complying with the definition of investment entities according to IFRS 10. This exception requires that the investment entities record the investments in subsidiaries at their fair values in P&L. The Company does not expect that these amendments will be material to its financial statements, since none of its entities is qualified as investment entity.

IAS 32 Offsetting Financial Assets and Liabilities – Review of IAS 32

These reviews clarify the meaning of “currently has a legal enforceable right to set off the recognized amounts” and the criterion for the mechanisms of non-simultaneous settlement of clearance houses to be qualified for offsetting. These amendments shall be effective for the years starting on or after January 1, 2014. The Company does not expect that these amendments will be material to its financial statements.

IAS 19 – Employee contribution to defined benefit plans

In November 2013, IASB issued an amendment to standard IAS 19. The amendment to this standard aims to establish aspects related to the recognition of employees’ or third parties’ contributions and their impacts on the cost of service and periods of service. This standard is effective for annual periods starting on or after July 1, 2014. The Company is evaluating the impact from the adoption of these amendments on its Financial Statements.

Brasilagro - Companhia Brasileira de Propriedades Agrícolas

Notes to the Quarterly Information – Continued

September 30, 2014

(In thousands of reais, unless otherwise stated)

4.   Summary of significant accounting policies -- Continued

a)    Pronouncements, interpretations or updates issued by IASB applicable to years started at/after July 01, 2015.--Continued

IFRS 11 – Joint arrangements

In May 2014 IASB issued an update to pronouncement IFRS 11 - Joint Arrangements, which deals with changes on how to account an interest acquisition in a joint operation incorporating a business. The adoption shall be required as from January 1, 2016 and the Company is analyzing possible impacts from this update on its financial statements.

IAS 16 – Property, plant and equipment

In May 2014 IASB issued an update to pronouncement s IAS 16 – Property, Plant and Equipment and IAS 38 – Intangible Assets, establishing as acceptable depreciation and amortization methods the expected standards of consumption of future economic benefits of an asset. IASB clarifies that the use of methods based on revenues to calculate an asset depreciation and also to measure the consumption of economic benefits incorporated to an intangible asset, are not appropriate. The adoption shall be required as from January 1, 2016 and the Company is analyzing possible impacts from this update on its financial statements.

IFRS 15 – Revenue from contracts with customers

In May 2014 IASB issued pronouncement IFRS 15 – Revenue from Contracts with customers, which deals with the recognition of revenues from contracts with customers (except for the contracts which are comprised in the scope of lease contract, insurance contract and financial instruments standards), and replaces the current pronouncements IAS 18 – Revenue, o IAS 11 – Construction contracts and the interpretations related to revenue recognition. The fundamental principle of this principle for revenue recognition, is to describe the transfer to customers, of assets or services reflecting the payment to which one is entitled upon the exchange of these assets or services. The adoption shall be required as from January 1, 2017 and the Company is analyzing possible impacts from this update on its financial statements.

There are no new standards or interpretations issued and not yet adopted which may, in Management’s opinion, significantly impact the result or equity disclosed by the Company.

The Company analyzed the effects from the adoption of the new standards, interpretations and changes and concluded that there shall be no significant impact on the individual and consolidated quarterly information as of September 30, 2014.

CPC has already issued some pronouncements and amendments related to the new and revised IFRSs presented above. Due to the commitment of CPC and CVM to maintaining the set of standards issued updated based on the update performed by IASB, it is expected that these pronouncements and changes will be issued by CPC and approved by CVM up to the date of their mandatory application.

Brasilagro - Companhia Brasileira de Propriedades Agrícolas

Notes to the Quarterly Information – Continued

September 30, 2014

(In thousands of reais, unless otherwise stated)

5.    Financial Instruments

There were no significant changes for the financial risk factors, the capital management policy and the judgment and estimates of fair value in the quarter ended September 30, 2014, in relation to those described in the annual financial statements for the year ended June 30, 2014, as disclosed in the related Notes 5.1 to 5.10.

a)         Sensitivity analysis

Management identified for each type of derivative financial instrument the situation of variation in foreign Exchange rates, interest rates or commodities prices which may generate loss on hedged assets and/or liabilities or, in the case of derivative financial instruments related to transactions not recorded in the balance sheet, in the fair value of the contracted derivatives.

       The sensitivity analysis aims at measuring the impact of changes in market variables on the abovementioned financial instruments of the Company, considering all other market indicators as constant. Upon settlement, such amounts may differ from those stated below, due to the estimates used in their preparation.

                  This analysis contemplates five (5) distinct scenarios that differ among them due to the intensity of variation in relation to the current market. At September 30, 2014, as reference for scenarios probable, I, II, III and IV a variation in relation to the current Market of 0%, -50%, -25%, +25%, +50%, respectively, was considered.

Brasilagro - Companhia Brasileira de Propriedades Agrícolas

Notes to the Quarterly Information – Continued

September 30, 2014

(In thousands of reais, unless otherwise stated)

5.        Financial Instruments --Continued

a)    Sensitivity analysis --Continued

The reference for the preparation of the Probable Scenario was the Market Price of each one of the reference assets of derivative instruments held by the Company at the closing of this year. Since all these assets are inserted in competitive and open markets, the current market price is a satisfactory reference for the expected price of these assets. Accordingly, since the current Market price was the reference for the calculation of both book value of derivatives and the Probable Scenario, the result of the latter one is equal to zero.

   The assumptions and scenarios are as follows:

				September 30, 2014
	Probable scenario	Scenario I -50%	Scenario II -25%	Scenario III +25%	Scenario IV +50%

Foreign Exchange rate - R$/US$	2.45	1.23	1.84	3.06	3.68

Soybean - US$ / bushel – May 2015 (CBOT)	9.38	4.69	7.04	11.73	14.07
Soybean - US$ / bushel – July 2015 (CBOT)	9.45	4.72	7.08	11.81	14.17

				June 30, 2014
	Probable scenario	Scenario I -50%	Scenario II -25%	Scenario III +25%	Scenario IV +50%
Foreign Exchange rate - R$/US$	2.20	1.10	1.65	2.75	3.30
Soybean - US$ / bushel – May 2015 (CBOT)	11.76	5.88	8.82	14.70	17.64
Soybean - US$ / bushel – July 2015 (CBOT)	11.81	5.90	8.86	14.76	17.71
Corn - US$ / bag – September 2014 (BM&F)	10.73	5.36	8.05	13.41	16.09
Corn - US$ / bushel – September 2014 (CBOT)	4.19	2.09	3.14	5.23	6.28

The table below presents, for each transaction, the effect on the change in the estimated fair value at September 30, 2014 of the derivative financial instrument as well as the effect on increase or decrease of fair value  of the related asset or liability. The effect on changes in fair value has been determined on an individual basis for each derivative financial instrument, asset or liability for each transaction and for each scenario without considering combined or compensatory effects of the change in more than one variable or in the same variable in other derivative financial instruments, i.e., maintaining all the other variables constant. Accordingly, each line of the table shall be individually considered without considering the effects presented in the other lines.

This sensitivity analysis aims to measure the impact of variable market changes on the aforementioned financial instruments of the Company, considering all other market indicators included. Upon their settlement, such amounts may differ from the ones stated below, due to the estimates used in their preparation.

Brasilagro - Companhia Brasileira de Propriedades Agrícolas

Notes to the Quarterly Information – Continued

September 30, 2014

(In thousands of reais, unless otherwise stated)

5.        Financial Instruments --Continued

a)    Sensitivity analysis --Continued

							September 30, 2014
Risk		Sensitivity analysis (R$)				Position		Maturity
		Low		High
	Probable scenario	Scenario I–25%	Scenario (II) - 25%	Scenario (III) - 25%	Scenario (IV) - 50%	Amount	Measurement unit
SOYBEAN	-	2,369	686	(1,965)	(3,988)	(181)	Bags of soybean	May/15 to Jul/15
USD	-	(44,846)	(22,454)	22,330	44,722	37	Bags of soybean	Oct/14 to Jul/15

								June 30, 2014
Risk		Sensitivity analysis (R$)				Position		Maturity
		Low		High
	Probable scenario	Scenario I–25%	Scenario (II) - 25%	Scenario (III) - 25%	Scenario (IV) - 50%	Amount	Measurement unit
SOYBEAN	-	5,190	2,595	(2,595)	(5,190)	(181)	thousands bags of soybean	May/15 to Jul/15
CORN	-	133	69	(59)	(123)	-	thousands bags of corn	Sept/14
USD	-	(17,444)	(8,839)	10,904	16,413	9,303	US$'000	Jul/14 to Jul/15

(a) As of September 30, 2014, the reference for the preparation of the Probable Scenario was the Market prices of each one of the reference assets of derivative instruments held by the Company at the reporting period. Since all these assets are inserted in competitive and open markets, the current Market price is a satisfactory reference for the estimated price of these assets. Accordingly, since the current Market price was the reference for the calculation both of the book value of derivatives and the Probable scenario, the result of the latter one is equal to zero.

In addition, the Company presents a summary of possible scenarios for the following 12 months (as of September 30, 2014) of the Company’s loans and receivables. Reliable sources of indices disclosure were used for the rates used in the “probable scenario”.

			Current		Scenario I - Probable		Scenario I - Possible		Scenario II - Remote		Scenario I - Possible		Scenario II - Remote
		(*) annual average rates	September				Decrease		Decrease		Increase		Increase
Risk	Classification	Details	30, 2014				25%		50%		25%		50%
CDI	CASH	Investment - USD	75,353	11.00%	9.280	11.00%	-2,097	8.25%	-4,194	5.50%	2,097	13.75%	4,194	16.50%
USD	CASH	Investment - USD	2,622	2.45	-	2.45	-655	1.84	-1,311	1.23	655	3.06	1,311	3.68
TJLP	Financing	Financing in TJLP - BNDES	-14,732	5.00%	-	5.00%	49	3.75%	98	2.50%	-49	6.25%	-98	7.50%
	Financing	Rural Credit	-735	5.88%	-	-	-	-	-	-	-	-	-	-
	Financing	Constitutional Funds	-70,288	7.32%	-	-	-	-	-	-	-	-	-	-
	Financing	BNDES	-2,489	6.64%	-	-	-	-	-	-	-	-	-	-
CDI	Financing	FINEM - BNDES	-3,116	11.00%	-	11.00%	82	8.25%	164	5.50%	- 82	13.75%	-164	16.50%
IGPM	Debt	Farm payable (R$)	-26,748	5.65%	-	5.65%	378	4.24%	756	2.83%	- 378	7.06%	-756	8.48%
CDI	Debt	Farm payable (R$)	-18,631	11.00%	-	11.00%	512	8.25%	1,025	5.50%	-512	13.75%	-1,025	16.50%
USD	Debt	Acquisition CRESCA S.A.	-27,559	2.45	-	2.45	6,890	1.84	13,779	1.23	-6,890	3.06	-13,779	3.68
USD	Debt	Acquisition Paraguay Option	-11,629	2.45	-	2.45	2,907	2.35	5,814	2.38	-2,907	2.62	-5,814	2.66
N/A	Receivable	Receivables for Farms (R$)	3,000	-	-	-	-	-	-	-	-	-	-	-
SOYBEAN	Receivable	Receivables for Farms	660,000	56	-	56	-10,365	42	-20,731	28	10,365	71	20,731	85
SOYBEAN	Receivable	Receivables for Farms	185,000	53	-	53	-2,450	40	-4,901	26	2,450	66	4,901	79
SOYBEAN	Receivable	Receivables for Farms	110,325	53	-	53	-1,898	40	-3,795	26	1,898	66	3,795	79
SOYBEAN	Receivable	Receivables for Farms	396,652	56	-	56	-5,594	42	-11,188	28	5,594	71	11,188	85

Brasilagro - Companhia Brasileira de Propriedades Agrícolas

Notes to the Quarterly Information – Continued

September 30, 2014

(In thousands of reais, unless otherwise stated)

5.        Financial Instruments --Continued

b)      Hierarchy of fair value

Below is the level of hierarchy of fair value for derivative financial instruments presented in the quarterly information for September 30, 2014:

		September 30,2014	June 30, 2014
Consolidated – thousands R$	Note	Level 2	Level 2
Assets
Current assets

Cash equivalents		28,556	86,745
Marketable securities	6.2	35,940	21,532
Derivative financial instruments	7	18,114	18,255
Trade accounts receivable	8	15,995	34,145
Receivables for sale of farm	8	32,087	30,865
Transactions with related parties	32	729	723

Noncurrent assets

Marketable securities	12	13,089	13,782
Derivative financial instruments	7	-	63
Trade accounts receivable	8	628	566
Receivables for sale of farm	8	27,075	36,887
Transactions with related parties	32	29,716	26,068

Total		201,929	269,631

		September 30,2014	June 30, 2014
Consolidated – thousands R$	Note	Level 2	Level 2
Liabilities
Current liabilities
Trade account payable	18	8,337	8,158
Loans and financing	19	39,418	62,253
Derivative financial instruments	7	4,239	204
Payables for acquisitions	17	45,379	44,820
Transactions with related parties	32	28,096	33,237

Noncurrent liabilities
Loans and financing	19	51,942	57,909

Total		177,411	206,581

Brasilagro - Companhia Brasileira de Propriedades Agrícolas

Notes to the Quarterly Information - Continued

September 30, 2014

(In thousands of reais, unless otherwise stated)

5.        Financial Instruments --Continued

c) Consolidated Financial Instruments by Categories

		September 30, 2014					June 30, 2014
Consolidated – thousands R$	Note	Loans and receivables	Available for sale	Designated at fair value through profit/loss	Total	Fair Value	Loans and receivables	Available for sale	Designated at fair value through profit/loss	Total	Fair Value
Assets
Current
Cash equivalents		12,112	-	-	12,112	12,112	71,498	-	-	71,498	71,498
Marketable securities	6.2	-	35,940	-	35,940	35,940	-	21,532	-	21,532	21,532
Trade accounts receivable	8	15,995	-	-	15,995	15,995	34,145	-	-	34,145	34,145
Receivable for sale of farm	8	-	-	32,087	32,087	32,087	-	-	30,865	30,865	30,865
Transactions with derivatives	7	-	-	18,114	18,114	18,114	-	-	18,255	18,255	18,255
Transactions with related parties	32	729	-	-	729	729	723	-	-	723	723

Noncurrent
Marketable securities	12	13,089	-	-	13,089	13,089	13,782	-	-	13,782	13,782
Trade accounts receivable	8	628	-	-	628	628	566	-	-	566	566
Receivable for sale of farm	8	-	-	27,075	27,075	27,075	-	-	36,887	36,887	36,887
Transactions with derivatives	7	-	-	-	-	-	63	-	-	63	63
Transactions with related parties	32	29,716	-	-	29,716	29,716	26,068	-	-	26,068	26,068
Total		72,269	35,940	77,276	185,485	185,485	146,845	21,532	86,007	254,384	254,384

		September 30, 2014				June 30, 2014
Consolidated – thousands R$	Note	Designated at fair value through profit/loss	Financial liabilities at amortized cost	Total	Fair Value	Designated at fair value through profit/loss	Financial liabilities at amortized cost	Total	Fair Value
Liabilities
Current
Trade accounts payable	18	-	8,337	8,337	8,337	-	8,158	8,158	8,158
Loans and financing		-	39,418	39,418	39,418	-	62,253	62,253	62,253
Operations with derivatives	7	4,239	-	4,239	4,239	204	-	204	204
Acquisitions payable		-	45,379	45,379	45,379	-	44,820	44,820	44,820
Transactions with related parties	32	-	28,096	28,096	28,096	-	33,237	33,237	33,237
Noncurrent									-
Loans and financing		-	51,942	51,942	51,942	-	57,909	57,909	57,909
Total		4,239	145,076	177,411	177,411	204	206,377	206,581	206,581

The model and assumptions used in the determination of fair value represent management’s best estimate and are reviewed at each presentation of quarterly information and adjusted, where necessary.

Brasilagro - Companhia Brasileira de Propriedades Agrícolas

Notes to the Quarterly Information - Continued

September 30, 2014

(In thousands of reais, unless otherwise stated)

6.    Cash and cash equivalents and marketable securities

6.1.    Cash and cash equivalents

		Company		Consolidated
	September 30, 2014	June 30, 2014	September 30, 2014	June 30, 2014
Cash and banks	10,201	14,245	16,444	15,247
Repurchase agreements	-	25,230	12,112	66,267
Bank deposit certificates	-	-	-	5,231
	10,201	39,475	28,556	86,745

           Time deposits and repurchase agreements held at September 30, 2014 and June 30, 2014 contractually require the banks to redeem the amount originally invested plus accrued interest through the date of redemption without any penalty, at any time without prior notice. This provision effectively results in on-demand deposits, despite having a final maturity date.

Amounts invested carry interest based on a percentage of CDI (Interbank Deposit Certificate rate, an interest rate for interbank deposits measured and disclosed daily by CETIP, an independent entity that provides depository, custodian and trading services) which ranged between 95% and 102.5% of the daily CDI as of September 30, 2014 and between 98% and 103% as of September 30, 2013.

          In the period ended September 30, 2014, there was no significant change in relation to the other information disclosed in the annual financial statements for June 30, 2014 , Note 6.

6.2     Marketable securities

		Company		Consolidated
	September 30, 2014	June 30, 2014	September 30, 2014	June 30, 2014
Exclusive fund shares - FIM GUARDIAN	53,852	28,842	-	-
Non-exclusive investment fund shares	-	-	35,940	21,532
	53,852	28,842	35,940	21,532

The Company’s exclusive investment fund (Banco Pactual – FIM Guardian fund) has the following financial instruments breakdown as at September 30, 2014:

	September 30, 2014	June 30, 2014
Public securities	14,051	13,677
Shares of exclusive funds	35,940	21,532
Repurchase agreements	3,353	1,368
Time deposits	349	-
Derivatives	164	2,989
Other	(5)	5
TOTAL	53,852	39,571

(a)  In Fim Guardian Fund, public securities amounting to R$ 14,051 refer to margin values in operations with derivatives. In the consolidated quarterly information, this was reclassified to the operations with derivatives account, in current assets.

Brasilagro - Companhia Brasileira de Propriedades Agrícolas

Notes to the Quarterly Information –Continued

September 30, 2014

(In thousands of reais, unless otherwise stated)

7.    Operations with derivatives

									September 30, 2014
				Company		Consolidated		Total		Volume / Position
Risk	Maturity	Outstanding derivative instruments	Counterparty	Receivable	Payable	Receivable	Payable	Net balance	Notional ('000)	Volume	Unit
Currency US$	October-14	BM&F	BM&F	-	-	-	(336)	(336)	36,500	-	US$
Currency US$	October -14	NDF	Banks	-	-	864	-	864	5,000	-	US$
Currency US$	March-15	NDF	Banks	-	-	-	(21)	(21)	(2,644)	-	US$
Currency US$	July-15	NDF	Banks	-	-	-	(343)	(343)	(2,280)	-	US$

		Current		-	-	864	(700)	164	36,576	-	US$
		Noncurrent		-	-	-	-	-	-		US$
		Total Risk with currency		-	-	864	(700)	164	36,576	-	US$

Soybean CBOT	April-15	Derivative Soybean	Trading Companies/ Banks /CBOT	1,545	-	1,545	-	1,545	-	(90,714)	bags
Soybean CBOT	June-15	Derivative Soybean	Trading Companies/ Banks /CBOT	1,654	-	1,654	-	1,654	-	(90,714)	bags
Soybean CBOT	July -15	Options	Trading Companies/ Banks /CBOT	-	(831)	-	(831)	(831)	-	(90,714)	bags

		Current		3,199	(831)	3,199	(831)	2,368	-	(272,142)	bags
		Noncurrent		-	-	-	-	-	-	-	bags
		Total risk with commodities		3.199	(831)	3,199	(831)	2,368	-	-	bags

		Total Risk		3,199	(831)	4,063	(1,531)	2,532	N.A.	N.A.

		Margin deposit		-	(2,708)	14,051	(2,708)	11,343

			Current	3,199	(3,539)	18,114	(4,239)
			Noncurrent	-	-	-	-
		P&L as of September 30, 2014		4.396	(2,950)	10,440	(2,950)

Brasilagro - Companhia Brasileira de Propriedades Agrícolas

Notes to the Quarterly Information – Continued

September 30, 2014

(In thousands of reais, unless otherwise stated)

7.   Operations with derivatives —Continued

										June 30, 2014
				Company		Consolidated		Total		Volume / Position
Risk	Maturity	Outstanding derivative instruments	Counterparty	Receivable	Payable	Receivable	Payable	Net balance	Notional ('000)	Volume	Unit
Currency US$	July-14	BM&F	BM&F	-	-	495	-	495	41,750	-	US$
Currency US$	July -14	NDF	Banks	-	-	1,933	-	1,933	(16,319)	-	US$
Currency US$	August-14	NDF	Banks	-	-	63	-	63	5,000	-	US$
Currency US$	March-15	NDF	Banks	-	-	435	-	435	(2,644)	-	US$
Currency US$	July -15	NDF	Banks	-	-	63	-	63	(2,280)	-	US$
Currency US$	July -14	Options	Banks	1,101	-	1,101	-	1,101	(16,204)	-	US$

		Current		1,101	-	4,027	-	4,027	11,583	-	US$
		Noncurrent		-	-	63	-	63	(2,280)	-	US$
		Total Risk with currency		1,101	-	4,090	-	4,090	9,303	-	US$

Soybean CBOT	April-15	Derivative Soybean (Future)	Trading Companies/ Banks /CBOT	340	-	340	-	340	-	(90,714)	bags
Soybean CBOT	June-15	Derivative Soybean (Future)	Trading Companies/ Banks /CBOT	446	-	446	-	446	-	(90,714)	bags
Corn CBOT	September-14	Derivative Corn (Future)	Trading Companies/ Banks /CBOT	-	(204)	-	(204)	(204)	-	166,684	bags
Corn BM&F	September -14	Derivative Corn BM&F	BM&F	22	-	22	-	22	-	(166,659)	bags
											bags
											bags

		Current		808	(204)	808	(204)	604	-	(181,403)	bags
		Noncurrent		-	-	-	-	-	-	-	bags
		Total risk with commodities			(204)	808	(204)	604	-	-	(181,403)

		Total Risk		1,909	(204)	4,898	(204)	4,694	N.A.	N.A.

		Margin deposit		(257)	-	13,420	-	13,420

			Current	1,652	(204)	18,255	(204)
			Noncurrent	-	-	63	-
		P&L as of September 30, 2013		5.262	(567)	5,223	(758)

Brasilagro - Companhia Brasileira de Propriedades Agrícolas

Notes to the Quarterly Information –Continued

September 30, 2014

(In thousands of reais, unless otherwise stated)

7.   Operations with derivatives —Continued

The Company uses derivative financial instruments as currency and forward contracts and forward commodities contracts to hedge against currency risk and commodities prices, respectively. The Company does not hold any cash flow derivative financial instruments contracts as at September 30, 2014 and 2013.

The margin deposits in operations with derivatives refer to the so-called margins by counterparties in operations with derivative instruments.

Trading derivative financial instruments are classified as current assets or liabilities. Fair values of hedge derivative financial instruments used are classified as noncurrent assets or liabilities if the remaining maturity of the hedged item is over 12 months, and as current assets or liabilities if the maturity of the hedged item is less than 12 months.

   In the period ended September 30, 2014, there was no significant change in relation to the other information disclosed in the annual financial statements for June 30, 2014, Note 7.

8.    Trade accounts receivable

	Company		Consolidated
	September 30, 2014	June 30, 2014	September 30, 2014	June 30, 2014
Sale of sugarcane (b)	13,502	7,423	13,502	7,423
Sale of grains (c )	2,755	18,769	2,956	25,891
Lease	432	599	461	599
Sale of machinery	829	1,045	1,069	1,285
Sale of farms (d)	-	-	32,087	30,865
	17,518	27,836	50,075	66,063

Allowance for doubtful accounts (a)	(1,753)	(883)	(1,993)	(1,053)

Total current	15,765	26,953	48,082	65,010

Sale of machinery	628	566	628	566
Sale of farms (d)	-	-	27,075	36,887

Total noncurrent	628	566	27,703	37,453

(a) Changes in the allowance for doubtful accounts:

	Company	Consolidated
At June 30, 2014	883	1,053
Set-up of ADA	902	972
Write-off or reversal	(32)	(32)
At September 30, 2014	1,753	1,993

Brasilagro - Companhia Brasileira de Propriedades Agrícolas

Notes to the Quarterly Information – Continued

September 30, 2014

(In thousands of reais, unless otherwise stated)

8.    Trade accounts receivable (Continued)

The estimated losses in allowance for doubtful accounts were recorded as selling expenses in the statement of operations. The allowance for doubtful accounts is set up by means of default analysis, individually by client, and the amounts included in the allowance are written off when these amounts are no longer expected to be recovered.

	Company		Consolidated
	September 30, 2014	June 30, 2014	September 30, 2014	June 30, 2014
Falling due:
Up to 30 days	931	17,730	1,141	43,248
31 to 90 days	8,749	6,252	12,957	9,090
91 to 180 days	-	534	-	534
181 to 360 days	5,732	1,644	33,406	11,275
Over 360 days	628	566	27,703	37,453
Past due:
Up to 30 days	8	783	14	853
31 to 90 days	345	10	564	10
91 to 180 days	901	-	971	-
181 to 360 days	-	-	140	140
Over 360 days	852	883	882	913
	18,146	28,402	77,778	103,516

(b)      Sale of sugarcane

The receivables refer to the sale of sugarcane to ETH Energia Renovável.

(c)      Sale of grains

The receivables refer mainly to the sale of corn and soybean to Guaraves, Mundo dos Cereais and Bunge.

(d)      Receivables for sale of farm

(i)     São Pedro Farm

On September 28, 2011, the Company sold 2,447 hectares of São Pedro Farm for the total amount of R$26,100, equivalent to 580,000 bags of soybean, of which 1,724 hectares suitable for cultivation purposes.

The remaining outstanding balance in the amount of R$7,435 was discounted to present value using the average rate of 11.66% p.a., corresponds to 185,000 bags of soybean, and shall be paid in two annual installments, the maturities of which shall be on March 30, 2015 and 2016. The amount recorded related to adjustment to present value in P&L for the year ended September 30, 2014 amounts to R$218 (R$2,040 at September 30, 2013).

Brasilagro - Companhia Brasileira de Propriedades Agrícolas

Notes to the Quarterly Information – Continued

September 30, 2014

(In thousands of reais, unless otherwise stated)

8.    Trade accounts receivable (Continued)

(d)   Receivables for sale of farm -- Continued

ii)      Horizontina Farm

The remaining balance, in the amount of R$3,000, shall be paid upon fulfillment of certain conditions precedent.

iii)     Araucária Farm (i)

On April 25, 2013, the Company sold 394 hectares of Araucária Farm for R$11,682, equivalent to 248,000 bags of soybean, of which 310 hectares are suitable for cultivation purposes.

On August 19, 2014 the Company received the third installment in the amount of R$1,000 and on August 27, 2014 R$898, both amounts received equivalent to 33,000 bags of soybean. The remaining balance receivable from Araucária farm is equivalent to 110,325 bags of soybean and amounts to R$4,492, and shall be settled in three semi-annual installments, and the last one against the grant of the deed, in August 2016.

iv)    Araucária Farm (ii)

On June 27, 2014, the Company sold 1,164 hectares of Araucária Farm for R$ 41,341, equivalent to 735,000 bags of soybean, of which 913 hectares are suitable for cultivation purposes. After the sale, the area of Araucária Farm is 8,178 hectares, of which approximately 5,982 hectares are suitable for cultivation purposes.

On July 07, 2014 the Company received the amount of R$4,500 (equivalent to 75,000 bags of soybean) as down-payment and beginning of the Acquisition Price payment. The second installment in the amount of R$4,442 (equivalent to 75,000 bags of soybean), falls due until November 15, 2014. The remaining balance amounts to R$24,024 (equivalent to 585,000 bags of soybean) and shall be received in three installments falling due on August 31, 2015, 2016, 2017 and the last one, against the grant of the deed, on August 31, 2018.

v)     Cremaq Farm

On May 10, 2013, the Company sold an area of 4,895 hectares of Cremaq farm, of which 3,201 are suitable for cultivation purposes, for R$42,104, equivalent to 901,481 bags of soybean.

The remaining balance from Cremaq farm amounts to R$15,769 equivalent to 396,652 bags of soybean and shall be received in two installments in June 2015 and 2016.

Brasilagro - Companhia Brasileira de Propriedades Agrícolas

Notes to the Quarterly Information – Continued

September 30, 2014

(In thousands of reais, unless otherwise stated)

8.    Trade accounts receivable (Continued)

The remaining balances from the farms: São Pedro, Araucária and Cremaq were measured based on the soybean quotation for future delivery, at the maturity date of each installment (or based on brokers’ estimates and quotations, where there is no soybean quotation for future delivery at specific maturity date), and based on the foreign exchange rate of US dollars to Reais for future delivery also at the maturity date.

In the period ended September 30, 2014, there was no significant change in relation to the other information disclosed in the annual financial statements for June 30, 2014, Note 8.

            Changes in accounts receivable are as follows:

Consolidated
At June 30, 2014	67,752
Receivables	(6,398)
Restatement of nominal value	(4,148)
Realization PVA	1,956
At September 30, 2014	59,162

9.    Recoverable taxes

	Company		Consolidated
	September 30, 2014	June 30, 2014	September 30, 2014	June 30, 2013
Withholding income tax on short-term investments to be offset	4,848	2,991	5,160	3,142
Other taxes and contributions to be offset	367	503	469	607
Total current	5,215	3,494	5,629	3,749

State value-added tax (ICMS) recoverable	6,976	7,238	7,407	7,914
ICMS recoverable on property, plant and equipment	207	239	207	239
Noncumulative PIS and COFINS to be offset	9,005	7,608	12,072	10,437
IRRF on financial investments to be offset	8,007	10,819	8,577	11,259
Total noncurrent	24,195	25,904	28,263	29,849

Brasilagro - Companhia Brasileira de Propriedades Agrícolas

Notes to the Quarterly Information – Continued

September 30, 2014

(In thousands of reais, unless otherwise stated)

9.   Recoverable taxes -- Continued

The Company has Contribution Tax on Gross Revenue for Social Integration Program (PIS) and Contribution Tax on Gross Revenue for Social Security Financing (COFINS) cumulative credits linked to financial income and export for the period from 2008 to 2011, which were the subject matter of a reimbursement request to the RFB (Brazilian IRS) in the total amount of R$2,902.

The Company filed with the Piauí State Department of Finance (Sefaz) a request with respect to the outstanding balance of ICMS in the amount of R$ 3,091 to be transferred to another establishment of another taxpayer in the same state, in order to pay for the purchase of inputs and assets. Sefaz has partially accepted the Company’s request, and approved R$581 related to these credits to “sale for export purposes” in which it may be transferred to third parties.

In the period ended September 30, 2014, there was no significant change in relation to the other information disclosed in the annual financial statements for June 30, 2014, Note 9.

10.  Inventories

	Company		Consolidated
	September 30, 2014	June 30, 2014	September 30, 2014	June 30, 2014
Soybean	2,520	19,775	2,520	19,927
Corn	3,844	6,734	4,432	9,551
Other harvests	130	40	130	40
Agricultural products	6,494	26,549	7,082	29,518

Inputs	13,943	6,345	20,662	9,804

Advance to suppliers	9,792	751	12,822	888
	30,229	33,645	40,566	40,210

At September 30, 2014 the balance of provision for impairment of agricultural products after harvest is R$1,185 (R$1,644 at June 30, 2014), on account of the total realization of inventories of finished product.

In the period ended September 30, 2014, there was no significant change in relation to the other information disclosed in the annual financial statements for June 30, 2014, Note 10.

Brasilagro - Companhia Brasileira de Propriedades Agrícolas

Notes to the Quarterly Information – Continued

September 30, 2014

(In thousands of reais, unless otherwise stated)

11.       Biological assets

	Company			Consolidated
	Current	Noncurrent	Current	Noncurrent
	Grains	Sugarcane	Grains	Sugarcane
Balance at June 30, 2014	1,421	31,202	1,421	31,202
Expenditures with plantation	8,256	17,900	8,981	17,900
Fair value variation	685	2,766	2,388	2,766
Harvest of agricultural product	(2,356)	(25,623)	(2,356)	(25,623)
Balance at September 30, 2014	8,006	26,245	10,434	26,245

The expenditures with cultivation are substantially represented by expenditures incurred with the formation of harvests such as: seeds, fertilizers, pesticides, depreciation and manpower used in the crops.

Brasilagro - Companhia Brasileira de Propriedades Agrícolas

Notes to the Quarterly Information – Continued

September 30, 2014

(In thousands of reais, unless otherwise stated)

11.       Biological assets (Continued)

	Company		Consolidated
	Gains and losses on agricultural products		Gains and losses on agricultural products
	September 30, 2014	September 30, 2013	September 30, 2014	September 30, 2013
Fair value of production	26,990	24,264	26,990	24,264
Cost of production	(25,227)	(22,131)	(24,370)	(21,136)
Changes in fair value of biological assets	3,451	(2,555)	5,154	(1,938)
Gains and losses on agricultural products	5,214	(422)	7,774	1,190

The period of plantation and harvest of biological assets is as follows:

Period from plantation to harvest
Unit	Location	Sugarcane	Soybean	Corn	Second crop corn	Rice	Cotton	Sorghum	Sesame	Chia	Pasture
Cremaq Farm	Piauí	N/A	25/10 to 30/05	25/11 to 30/06	01/02 to 30/08	15/12 to 15/05	30/11 to 30/08	N/A	N/A	N/A	N/A
Jatobá Farm	Bahia	N/A	25/10 to 30/05	25/10 to 30/06	N/A	Not Planted	25/11 to 30/08	N/A	N/A	N/A	N/A
Alto Taquari Farm	Mato Grosso	01/02 to 30/11	01/10 to 28/02	01/10 to 30/10	N/A	Not Planted	N/A	N/A	N/A	N/A	N/A
Araucária Farm	Goiás	01/02 to 30/11	01/10 to 28/02	01/10 to 30/10	N/A	Not Planted	N/A	N/A	N/A	N/A	N/A
Chaparral Farm	Bahia	N/A	01/11 to 30/05	25/10 to 05 /12	N/A	Not Planted	25/11 to 30/08	N/A	N/A	N/A	N/A
Nova Buriti Farm	Minas Gerais	N/A	Not Planted / Harvested	N/A	N/A	Not Planted	N/A	N/A	N/A	N/A	N/A
Preferência Farm	Bahia	N/A	Not Planted / Harvested	N/A	N/A	Not Planted	N/A	N/A	N/A	N/A	Entire year
Partnership II	Piauí	N/A	25/10 to 30/05	25/11 to 30/06	01/02 to 30/08	15/12 to 15/05	30/11 to 30/08	N/A	N/A	N/A	N/A
Cresca	Paraguay	N/A	01/12 to 25/05	01/12 to 30/06	N/A	N/A	N/A	01/12 to 15/06	01/02 to 20/05	01/02 to 20/05	Entire year

In the period ended September 30, 2014, there was no significant change in relation to the other information disclosed in the annual financial statements for June 30, 2014, Note 11.

12.  Restricted marketable securities

		Company		Consolidated
	Restatement index	September 30, 2014	June 30, 2014	September 30, 2014	June 30, 2014

Noncurrent
Banco do Nordeste (BNB) (a)	CDI	2,092	2,037	13,089	13,782

		2,092	2,037	13,089	13,782

Securities in BNB refer to CDB pledged as guarantee to financing from Banco BNB, and should be held while the agreements remain effective. These mature in July 2019 and October 2021.

Amounts invested carry interest based on a percentage of CDI (Interbank Deposit Certificate, daily disclosed by CETIP, entity providing services of custody and depositary), which varied from 98% to 99% as of September 30, 2014.

In the period ended September 30, 2014, there was no significant change in relation to the other information disclosed in the annual financial statements for June 30, 2014, Note 12.

Brasilagro - Companhia Brasileira de Propriedades Agrícolas

Notes to the Quarterly Information – Continued

September 30, 2014

(In thousands of reais, unless otherwise stated)

13.  Investment properties – noncurrent

	Company
	Land – Farms	Buildings and improvements	Opening of area	Total in operation	Construction in progress	Total investment properties

At June 30, 2014
Opening balance	21,007	18,197	43,031	82,235	1,282	83,517
Acquisitions	-	155	8,319	8,474	4,329	12,803
Disposals	-	-	(2,094)	(2,094)	(4)	(2,098)
Transfers	-	1,862	627	2,489	(2,489)	-
(-) Depreciation / Amortization	-	(44)	(8,197)	(8,241)	-	(8,241)
Net book balance	21,007	20,170	41,686	82,863	3,118	85,981

At June 30, 2014
Total cost	21,007	22,930	78,634	122,571	3,118	125,689
Accumulated depreciation	-	(2,760)	(36,948)	(39,708)	-	(39,708)
Net book balance	21,007	20,170	41,686	82,863	3,118	85,981

At September 30, 2014
Opening balance	21,007	20,170	41,686	82,863	3,118	85,981
Acquisitions	-	69	1,649	1,718	7,177	8,895
Disposals	-	(95)	-	(95)	-	(95)
Transfers	-	386	-	386	(386)	-
(-) Depreciation / Amortization	-	(222)	(2,013)	(2,235)	-	(2,235)
Net book balance	21,007	20,308	41,322	82,637	9,909	92,546

At September 30, 2014
Total cost	21,007	23,290	80,283	124,580	9,909	134,489
Accumulated depreciation	-	(2,982)	(38,961)	(41,943)	-	(41,943)
Net book balance	21,007	20,308	41,322	82,637	9,909	92,546

	Consolidated
	Land – Farms	Buildings and improvements	Opening of area	Total in operation	Construction in progress	Total investment properties

At June 30, 2014
Opening balance	248,124	21,388	68,314	337,826	1,282	339,108
Acquisitions	536	275	14,163	14,974	5,885	20,859
Disposals	(10,661)	-	(2,094)	(12,755)	(4)	(12,759)
Transfers	-	2,020	627	2,647	(2,647)	-
(-) Depreciation / Amortization	-	(45)	(12,360)	(12,405)	-	(12,405)
Net book balance	237,999	23,638	68,650	330,287	4,516	334,803

At June 30, 2014
Total cost	237,999	26,772	119,377	384,148	4,516	388,664
Accumulated depreciation	-	(3,134)	(50,727)	(53,861)	-	(53,861)
Net book balance	237,999	23,638	68,650	330,287	4,516	334,803

At September 30, 2014
Opening balance	237,999	23,638	68,650	330,287	4,516	334,803
Acquisitions	2	70	3,377	3,449	7,195	10,644
Disposals	-	(95)	-	(95)	-	(95)
Transfers	-	510	-	510	(510)	-
(-) Depreciation / Amortization	-	(264)	(3,127)	(3,391)	-	(3,391)
Net book balance	238,001	23,859	68,900	330,760	11,201	341,961

At September 30, 2014
Total cost	238,001	27,257	122,754	388,012	11,201	399,213
Accumulated depreciation	-	(3,398)	(53,854)	(57,252)	-	(57,252)
Net book balance	238,001	23,859	68,900	330,760	11,201	341,961

In the period ended September 30, 2014, there was no significant change in relation to the other information disclosed in the annual financial statements for June 30, 2014 , Note 13.

Brasilagro - Companhia Brasileira de Propriedades Agrícolas

Notes to the Quarterly Information –Continued

September 30, 2014

(In thousands of reais, unless otherwise stated)

14.  Investments – Company

	Interest in total capital - %		Total assets		Total liabilities		Adjusted equity		Profit (loss) for the period
	September 30, 2014	June 30, 2014	September 30, 2014	June 30, 2014	September 30, 2014	June 30, 2014	September 30, 2014	June 30, 2014	September 30, 2014	June 30, 2014
Subsidiaries
Araucária	99.99	99.99	97,751	113,589	4,293	4,623	93,458	108,966	(348)	21,859
Cremaq	99.99	99.99	60,950	77,981	5,227	21,866	55,723	56,115	(392)	6,628
Engenho de Maracaju (e)	99.99	99.99	10	51	0	41	10	10	-	385
Imobiliária Jaborandi ( a )	99.99	99.99	41,899	41,449	1,914	1,829	39,985	39,620	366	1,883
Jaborandi Ltda ( b )	99.99	99.99	91,089	110,174	46,112	65,460	44,977	44,714	264	(9,150)
Cajueiro	99.99	99.99	61,686	61,450	510	470	61,176	60,980	196	1,562
Mogno ( c )	99.99	99.99	33,459	33,280	26,958	26,409	6,501	6,871	(370)	(739)
Ceibo ( d )	99.99	99.99	3,025	3,026	307	307	2,718	2,719	(1)	(1,604)
Flamboyant	99.99	99.99	646	646	37	34	609	612	(3)	(38)
Investment at cost
Green Ethanol LLC	40.65	40.65	-	-	-	-	-	-	-	-
Joint Venture		.
Cresca	50.00	50.00	205,980	95,145	65,426	54,600	140,554	40,545	(803)	(1,807)

(a) and (b)- Capital increase without change in total capital percentage;

(c), (d) and (e ) – Reduction of capital without change in total capital percentage;

a)    Changes in investments

	Cremaq	Engenho	Imobiliária Jaborandi	Jaborandi Ltda	Araucária	Mogno	Cajueiro	Ceibo	Flamboyant	Green Ethanol (i)	Cresca	Total
Changes in balance at June 30, 2014	56,115	10	39,758	44,713	108,967	6,871	60,980	2,719	612	53	50,316	371,114

Acquisition of investment	-	-	-	-	-	-	-	-	-	-	-	-
Capital increase (reduction)	-	-	-	-	-	-	-	-	-	-	13,483	13,483
Dividend paid	-	-	-	-	(15,161)	-	-	-	-	-	-	(15,161)
Future capital contributions	-	-	-	-	-	165	45	-	-	-	-	210
Equity pickup	(392)	-	366	264	(348)	(370)	196	(1)	(3)	-	(803)	(1,091)
Effect from Conversion	-	-	-	-	-	-	-	-	-	-	7,359	7,359

Balance at September 30, 2014	55,723	10	40,124	44,977	93,458	6,666	61,221	2,718	609	53	70,355	375,914

Investments	55,723	10	39,985	44,977	93,458	6,501	61,176	2,718	609	53	70,355	375,565
Future capital contributions	-	-	139	-	-	165	45	-	-	-	-	349

At September 30, 2014	55,723	10	40,124	44,977	93,458	6,666	61,221	2,718	609	53	70,355	375,914

Brasilagro - Companhia Brasileira de Propriedades Agrícolas

Notes to the Quarterly Information –Continued

September 30, 2014

(In thousands of reais, unless otherwise stated)

14.  Investments - Company (Continued)

b)    Interest in Joint Venture

The Company holds 50% interest in Cresca S.A., jointly controlled entity involved in the exploration of agricultural activity and investment in cattle raising land. The Joint Venture Cresca S.A. results are recorded using the equity method in the consolidated financial statements.

On July 14, 2014 Cresca S.A. executed the deed of 24,624ha and transfer of ownership to the new buyer, the result from this operation was recognized at equity pickup.

The summarized financial information, based on the financial statements prepared in accordance with CPC, and the reconciliation of the investment carrying amount in the consolidated financial statements are as follows:

September 30, 2014
Assets
Current
Cash and cash equivalents	8,263
Accounts receivable, inventories and other receivables	27,999
Bargain contract of purchase of land	9,511

Noncurrent
Investment properties	159,116
Other noncurrent	1,134

Liabilities
Current, including trade payables, taxes and loans	3,087
Noncurrent, including taxes and loans	62,226
Total net assets	140,710
Company’s interest in Cresca	50%
Company’s interest in net assets at estimated fair value	70,355

September 30, 2014 (Three-month period)
Revenue	33,646
Cost of products sold	(22,788)
Administrative expenses	(1,646)
Financial income (expenses)	(2,850)
Income before taxes on profit	6,362
Income and social contribution taxes	(1,250)
Profit (loss) for the year of current transactions	5,112
Group’s proportional interest	2,556
Appreciation written off on sale of farm	(3,437)
Amortization of fair value adjustment at the purchase date (shareholders’ loans)	78
Equity pickup	(803)

Brasilagro - Companhia Brasileira de Propriedades Agrícolas

Notes to the Quarterly Information – Continued

September 30, 2014

(In thousands of reais, unless otherwise stated)

15.  Intangible assets

			Company and Consolidated
	Software
	In operation	In progress	Contracts	Total

At June 30, 2014
Opening balance	2,521	49	-	2,570
Acquisitions	44	578	2,916	3,538
Disposals	(10)	-	-	(10)
Transfers	627	(627)	-	-
Amortization for the year	(969)	-	(163)	(1,132)
At June 30, 2014	2,213	-	2,753	4,966

At June 30, 2014
Total cost	5,543	-	2,916	8,459
Accumulated depreciation	(3,330)	-	(163)	(3,493)
Net book balance	2,213	-	2,753	4,966

At September 30, 2014
Opening balance	2,213	-	2,753	4,966
Acquisitions	233	158	-	391
Disposals	(275)	-	(613)	(888)
Transfers	-	-	-	-
Amortization for the year	-	-	54	54
At September 30, 2014	2,171	158	2,194	4,523

At September 30, 2014
Total cost	5,501	158	2,304	7,963
Accumulated depreciation	(3,330)	-	(110)	(3,440)
Net book balance	2,171	158	2,194	4,523

On December 12, 2013, the Company executed with its controlling shareholder Cresud the purchase of rights to render advisory services in the forestry agricultural exploration in the amount of R$2,916. This service shall be rendered in the joint venture Cresca S.A. The agreement foresees advisory in exploration and development of 58,652 hectares. As of September 30, 2014 the amount of R$613 corresponding to 12,312 hectares of land, which are part of the 24,624 hectares sold by its joint venture Cresca S.A., was written off.

In the period ended September 30, 2014, there was no significant change in relation to the other information disclosed in the annual financial statements for June 30, 2014, Note 15.

Brasilagro - Companhia Brasileira de Propriedades Agrícolas

Notes to the Quarterly Information – Continued

September 30, 2014

(In thousands of reais, unless otherwise stated)

16.       Property, plant and equipment

							Company
	Buildings and improvements	Equipment and facilities	Vehicles and agricultural machinery	Furniture and fixtures	Total in Operation	Construction in progress	Total PPE

At June 30, 2014
Opening balance	37	2,226	11,304	698	14,265	-	14,265
Acquisitions	-	690	624	188	1,502	38	1,540
Transfers	-	(40)	(746)	(32)	(818)	-	(818)
Disposals	38	-	-	-	38	(38)	-
Depreciation	(39)	(438)	(1,648)	(108)	(2,233)	-	(2,233)
Net book balance	36	2,438	9,534	746	12,754	-	12,754

At June 30, 2014
Total cost	752	4,289	17,632	1,135	23,808	-	23,808
Accumulated depreciation	(716)	(1,851)	(8,098)	(389)	(11,054)	-	(11,054)
Net book balance	36	2,438	9,534	746	12,754	-	12,754

At September 30, 2014
Opening balance	36	2,438	9,534	746	12,754	-	12,754
Acquisitions	-	38	129	35	202	28	230
Disposals	-	(83)	(8)	(43)	(134)	-	(134)
Transfers	-	28	-	-	28	(28)	-
Depreciation	(1)	(103)	(405)	(27)	(536)	-	(536)
Net book balance	35	2,318	9,250	711	12,314	-	12,314

At September 30, 2014
Total cost	752	4,272	17,753	1,127	23,904	-	23,904
Accumulated depreciation	(717)	(1,954)	(8,503)	(416)	(11,590)	-	(11,590)
Net book balance	35	2,318	9,250	711	12,314	-	12,314

Annual depreciation rates (weighted average) - %	18	11	18	10
							Consolidated
	Buildings and improvements	Equipment and facilities	Vehicles and agricultural machinery	Furniture and fixtures	Total in Operation	Construction in progress	Total PPE

At June 30, 2014
Opening balance	37	2,523	11,521	770	14,851	-	14,851
Acquisitions	-	723	831	199	1,753	38	1,791
Disposals	-	(42)	(746)	(32)	(820)	-	(820)
Transfers	38	-	-	-	38	(38)	-
Depreciation	(39)	(487)	(1,636)	(118)	(2,280)	-	(2,280)
Net book balance	36	2,717	9,970	819	13,542	-	13,542

At June 30, 2014
Total cost	752	4,792	18,775	1,249	25,568	-	25,568
Accumulated depreciation	(716)	(2,075)	(8,805)	(430)	(12,026)	-	(12,026)
Net book balance	36	2,717	9,970	819	13,542	-	13,542

At September 30, 2014
Opening balance	36	2,717	9,970	819	13,542	-	13,542
Acquisitions	-	57	132	64	253	30	283
Disposals	-	(84)	(8)	(43)	(135)	-	(135)
Transfers	-	30	-	-	30	(30)	-
Depreciation	(1)	(116)	(421)	(30)	(568)	-	(568)
Net book balance	35	2,604	9,673	810	13,122	-	13,122

At September 30, 2014
Total cost	752	4,795	18,899	1,270	25,716	-	25,716
Accumulated depreciation	(717)	(2,191)	(9,226)	(460)	(12,594)	-	(12,594)
Net book balance	35	2,604	9,673	810	13,122	-	13,122

Annual depreciation rates (weighted average) - %	18	11	18	10

In the period ended September 30, 2014, there was no significant change in relation to the other information disclosed in the annual financial statements for June 30, 2014, Note 16.

Brasilagro - Companhia Brasileira de Propriedades Agrícolas

Notes to the Quarterly Information – Continued

September 30, 2014

(In thousands of reais, unless otherwise stated)

17.  Payable for farm acquisitions

	Company		Consolidated
	September 30, 2014	June 30, 2014	September 30, 2014	June 30, 2014
Alto Taquari Farm	-	-	26,748	26,060
Nova Buriti Farm	18,631	18,760	18,631	18,760
	18,631	18,760	45,379	44,820

The balances are monetarily restated as follows: (i) Alto Taquari Farm- 100% of Interbank Deposit Certificate (“CDI”) and (ii) Nova Buriti Farm - General Market Price Index (IGP-M).

The payments related to the purchase of farms are linked to the fulfillment of certain conditions precedent by the sellers for the obtaining of licenses. The amounts are restated at market rates.

In the period ended September 30, 2014, there was no significant change in relation to the other information disclosed in the annual financial  statements for June 30, 2014, Note 17.

18. Trade accounts payable

The outstanding balances correspond to payables for the purchase of inputs and services used for the planting and development of crops in the amount of R$5,417 (R$4,857 at June 30, 2014), in Company, and R$6,504 (R$6,908 at June 30, 2014), in Consolidated, and lease transactions of farms with third parties in the amount of R$1,833 (R$ 1,250 at June 30, 2014), recorded both in Company and in Consolidated.

Brasilagro - Companhia Brasileira de Propriedades Agrícolas

Notes to the Quarterly Information – Continued

September 30, 2014

(In thousands of reais, unless otherwise stated)

19.  Loans and financing

			Company		Consolidated
	Maturity	Annual interest and charges - %	September 30, 2014	June 30, 2014	September 30, 2014	June 30, 2014
Current
Financing for Agricultural Costs - BNB	Aug-15	7.51	22,117	30,216	22,117	44,712
Financing Cremaq and Jaborandi Project - BNB	Oct-14	7.23	7,788	7,661	12,575	12,742
Financing of Machinery and Equipment - FINAME	Sept-15	5.50 to 8.00	1,806	1,814	1,806	1,814
Financing of sugarcane – Itaú	Jul-15	TJLP + 3.00 to 3.10	2,920	2,985	2,920	2,985
			34,631	42,676	39,418	62,253

Noncurrent
Financing of sugarcane – Itaú		TJLP + 3.00 to 3.10	-	1,610	-	1,610
Financing of Machinery and Equipment - FINAME	Nov-16	5.50 to 8.70	683	1,056	683	1,056
Financing Cremaq and Jaborandi Project - BNB	Oct-21	7.23 and SELIC/TJLP + 4.45	19,840	19,482	51,259	55,243
			20,523	22,148	51,942	57,909

			55,154	64,824	91,360	120,162

Key:

TJLP – Long Term Interest Rate

FINAME – Financing of Machinery and Equipment (BNDES)

BNB – Banco do Nordeste

Brasilagro - Companhia Brasileira de Propriedades Agrícolas

Notes to the Quarterly Information – Continued

September 30, 2014

(In thousands of reais, unless otherwise stated)

19.  Loans and financing (Continued)

At September 30, 2014 amounts due by maturity are as follows:

	Company	Consolidated

1 year	34,631	39,418
2 years	5,286	12,692
3 years	3,434	10,826
4 years	1,142	7,974
5 years	3,319	9,874
Above 5 years	7,342	10,576
	55,154	91,360

At September 30, 2014, the balance of accrued interest for the period related to the loans and financing contracts amounted to R$571 and R$1,105, classified under current and noncurrent liabilities, respectively.

All loans and financing contracts above are in Reais and have specific terms and conditions defined in the respective contracts with the governmental development agencies that directly or indirectly grant those loans. At September 30, 2014 the Company’s financing had no financial covenants, only operational ones, under which the Company is not in default.

Loans raised

On August 13, 2014, the Company took out a R$30,813 financing credit operation from Banco do Nordeste, to finance the cost of crop, with the first amount of R$ 22,097 released on September 26, 2014 at an interest rate of 7.51%, maturing on August 13, 2015.

Payment of loans and financing

On July 14, 2014, the Company paid to Banco do Nordeste the amount of R$5,108 related to the portion for Financing of Opening of Jatobá Farm.

On July 15, 2014, the amount of R$ 1,738 was paid to Banco Itaú , related to the portion of Financing of Crops and Sugarcane and the amount of R$349 related to interest of FINEM financing for opening of area at Jatobá farm.

Brasilagro - Companhia Brasileira de Propriedades Agrícolas

Notes to the Quarterly Information – Continued

September 30, 2014

(In thousands of reais, unless otherwise stated)

19.  Loans and financing (Continued)

On July 25, 2014, the Company settled the financing contract entered into with Banco do Nordeste - BNB to finance the cost of crops in the amount of R$44,956.

In the quarter, the Company paid the amount of R$423 related to installments for financing of machinery.

Changes in loans and financing

Consolidated
At June 30, 2014	120,162
Loans raised	22,098
Payment of principal	(48,153)
Payment of interest	(4,422)
Interest	1,675
At September 30, 2014	91,360

In the period ended September 30, 2014, there was no significant change in relation to the other information disclosed in the annual financial statements for June 30, 2014, Note 19.

Guarantees

The financing of cost of crop for the 13-14 harvest was guaranteed by Jatobá farm mortgage (Jaborandi - BA); this financing was settled on 07/25/14. The financing for the cost of crop for the current harvest is guaranteed by the mortgage of registrations of Chaparral farm. The financing for the opening of area and for the Cremaq (Ribeiro Gonçalves – PI) and Jatobá farms from BNB are guaranteed by the registrations of the related farms.

BNB financing require the maintenance of deposits in liquidity funds in accounts remunerated by CDI. The balances at September 30, 2014 and 2013 are disclosed in Note 12.

For FINAME contracts, the financed machinery and equipment items were provided as collateral. These are all held as chattel mortgage until the final settlement of contracts.

FINEM-BNDES financing for opening of Jatobá farm is guaranteed by the mortgage of Preferência farm.

Brasilagro - Companhia Brasileira de Propriedades Agrícolas

Notes to the Quarterly Information – Continued

September 30, 2014

(In thousands of reais, unless otherwise stated)

20.  Taxes payable

	Company		Consolidated
	September 30, 2014	June 30, 2014	September 30, 2014	June 30, 2014
Service tax (ISS) payable	120	77	130	91
INSS/PIS/COFINS withheld	94	73	119	83
ICMS payable	2	-	2	-
Funrural payable	436	115	441	127
Pis and Cofins payable	-	-	257	664
IRRF payable	6	7	14	9
IRPJ and CSLL payable profit computed as a percentage of revenue	-	-	5,352	5,527
Total current	658	272	6,315	6,501

IRPJ and CSLL payable profit computed as a percentage of revenue	-	-	1,822	2,482
Total noncurrent	-	-	1,822	2,482

21.  Contracts in valuable consideration

The Company recorded provision for contracts in valuable consideration of soybean sale. At September  30, 2014, the Company recorded the fixed prices lower than the cost amounts at the balance sheet date.

22.  Deferred taxes

Deferred income and social contribution tax assets and liabilities are offset when there is a legal right to offset the current tax credits against current tax liabilities, and provided that they refer to the same tax authority and the same legal entity.

The fiscal year for income tax and social contribution calculation purposes is the calendar year, which differs from the Company financial year for statutory purposes, which ends June 30 of each year.

Changes in deferred income and social contribution tax assets and liabilities for the periods ended September 30 and June 30, 2014 are as follows:

	Company		Consolidated
	September 30, 2014	June 30, 2014	September 30, 2014	June 30, 2014
Assets
Noncurrent
Tax losses	38,295	39,745	53,477	54,445
Hedge, contingency, bonus and ADA	8,677	7,988	10,962	10,324
Contracts in valuable consideration	-	197	-	197
Difference in cost of farms	170	170	170	170
	47,142	48,100	64,609	65,136
Liabilities
Noncurrent
Biological assets	3,007	3,438	2,846	2,889
Hedge	805	580	805	580
Provision of net book value of PPE assets	1,820	1,675	1,937	1,782
Accelerated depreciation of assets for rural activity	15,418	14,916	17,002	16,331
	21,050	20,609	22,590	21,582

Balance	26,092	27,491	42,019	43,554

Net balance	26,092	27,491	42,019	43,554

Brasilagro - Companhia Brasileira de Propriedades Agrícolas

Notes to the Quarterly Information – Continued

September 30, 2014

(In thousands of reais, unless otherwise stated)

22.       Deferred taxes (Continued)

    The net changes in deferred income and social contribution taxes are as follows:

	Company	Consolidated
At June 30, 2014	27,491	43,554
Tax loss	(1,450)	(968)
Adjustments - biological assets and agricultural products	431	43
Hedge, contingency, bonus and ADA	464	413
Contracts in valuable consideration	(197)	(197)
Accelerated depreciation	(647)	(826)

At September 30, 2014	26,092	42,019

   The estimated periods of realization of deferred tax assets are as follows:

	September 30, 2014
	Company	Consolidated
2015	11,143	14,974
2016	6,223	10,567
2017	6,840	14,271
2018	7,420	9,280
2019	8,744	8,744
2020	6,772	6,773
	47,142	64,609

Provisional Executive Order No. 627/13 converted into Law

In November 2013, Provisional Executive Order No. 627 was issued, establishing the non-levy of taxation on profits and dividend calculated based on P&L assessed from January 1, 2008 to December 31, 2013, by legal entities taxed on taxable profit, profit computed as a percentage of revenue, or reconstructed profit, determined by authorities, effectively paid up to the date of publication of the mentioned Provisional Executive Order, at amounts exceeding those assessed in compliance with accounting methods and criteria effective as of December 31, 2007, provided that the company which has paid the profits or dividend opted for the early adoption of the new tax regime as from 2014.

In May2014, this Provisional Executive Order was signed into Law No. 12973, with amendments to some provisions, including the treatment ofdividend, of interest on equity and of investments evaluation by the equity value. Differently from what was established in the Provisional Executive Order, Law No. 12973 established the non-levy of taxation, on an unconditional basis, for profits and dividend calculated based on P&L assessed from January 1, 2008 to December 31, 2013.

The Company prepared studies on the effects which might result from the provisions of Law No. 12973, and concluded that there are no significant effects on its financial statements at June 30, 2014 and December 31, 2013, and is assessing whether it shall opt or not for the early adoption of its effects, which shall be expressed in the Federal Tax Debt and Credit Return (DCTF) related to the triggering events occurred in the month to be determined by the Brazilian IRS (SRFB).

In the period ended September 30, 2014, there was no significant change in relation to the other information disclosed in the annual financial statements for June 30, 2014 , Note 22.

Brasilagro - Companhia Brasileira de Propriedades Agrícolas

Notes to the Quarterly Information – Continued

September 30, 2014

(In thousands of reais, unless otherwise stated)

23.  Capital

a)    Capital (number of shares)

	Quantity of shares
Shareholder	September 30, 2014	June 30, 2014

Cresud S.A.C.I.F.Y.A.	23,150,050	23,150,050

Board of Directors	6,840,300	6,840,300
Executive Board	500	500
Officers	6,840,800	6,840,800

Treasury	195,800	195,800

Other	28,235,750	28,235,750

Total shares of paid up capital	58,422,400	58,422,400

Total outstanding shares	28,235,750	28,235,750

Outstanding shares as percentage of total shares(%)	48	48

At September 30, 2014, the Company’s authorized and paid up capital amounted to R$584,224. The Company is authorized to increase its capital, regardless of any statutory reform, up to the limit of R$3,000,000, upon Board of Directors resolution.

a)               Subscription warrants

On April 28, 2006, the Company issued subscription warrants, the information on which is described below:

Brasilagro	September 30, 2014	June 30, 2014

Price of share – R$	9.06	9.60
Issue date (day/month/year)	28/04/2006	28/04/2006
Maturity (day/month/year)	27/04/2021	27/04/2021
Exercise price at year end - R$/share	15.49	15.36
Number of outstanding shares	58,422	58,422

Percentage of capital shares subject to conversion (percentage of new capital) - %	20	20
To be converted for the year	14,606	14,606
Number of outstanding subscription warrants	256,000	256,000

The outstanding subscription warrants of second issue at September 30, 2014 and 2013 are 256,000, and there were no changes in the number of outstanding subscription warrants for the years ended

Brasilagro - Companhia Brasileira de Propriedades Agrícolas

Notes to the Quarterly Information – Continued

September 30, 2014

(In thousands of reais, unless otherwise stated)

23.  Capital (Continued)

June 30, 2014 and 2013. The subscription warrants of second issue grant their holders the right to subscribe shares issued by the Company, in the amount equivalent to 20% of its capital, after the increase arising from the full exercise of the subscription warrants of second issue.

c)    Stock option plan

The information on the stock option plan and issuance of new grants are described in Note 27.

d)Equity adjustment

At September 30, 2014, the amount of R$7,359 was recorded relating to the effects of variation of the foreign exchange rate resulting from the translation of Cresca’s financial statements.

e)Treasury shares

	Number of shares	Cost/R$	Market value
At September 30, 2014	195,800	1,934	1,774

This reserve represents the equity component of common shares.

In the period ended September 30, 2014, there was no significant change in relation to the other information disclosed in the annual financial statements for June 30, 2014, Note 23.

24.  Segment information

The segment information is based on information used by Brasilagro management to assess the performance of the operating segments, as well as making decisions related to the investment of funds. The Company has 3 segments: (i) grains, (ii) sugarcane and (iii) real estate. The operating assets related to these segments are located only in Brazil.

The Grains segments main activity is the production and sale of the following products: soybean and corn.

The Sugarcane segment includes the sale of the product in natura.

The Real Estate segment presents the P&L from operations carried out in the Company’s subsidiaries.

The selected P&L and assets information by segment, which was measured in accordance with the same accounting practices used in the preparation of the financial statements, is as follows:

Brasilagro - Companhia Brasileira de Propriedades Agrícolas

Notes to the Quarterly Information –Continued

September 30, 2014

(In thousands of reais, unless otherwise stated)

24.  Segment information (Continued)

												Consolidated
					September 30, 2014						September 30, 2013
	Total	Real estate	Agricultural activity			Not allocated	Total	Real estate	Agricultural activity			Not allocated
			Grains	Sugarcane	Other				Grains	Sugarcane	Other

Net revenue	50,709	-	24,188	25,318	1,203	-	39,244	-	14,293	24,884	67	-
Changes in fair value of biological assets and agricultural products	7,774	-	2,807	4,984	(17)	-	1,190	-	16	1,174	-	-
(Impairment) Reversal of impairment of net realizable value of agricultural products after harvest	(1,973)	-	(1,970)	-	(3)	-	(15)	-	(15)	-	-	-
Cost of sales	(48,556)	-	(23,368)	(24,232)	(956)	-	(37,688)	-	(13,309)	(23,667)	(712)	-
Gross profit (loss)	7,954	-	1,657	6,070	227	-	2,731	-	985	2,391	(645)	-

Operating income (expenses)
Selling expenses	(848)	(45)	125	-	(928)	-	(1,966)	(930)	(1,021)	-	(15)	-
General and administrative	(7,076)	-	-	-	-	(7,076)	(6,631)	-	-	-	-	(6,631)
Other operating income	(1,343)	-	-	-	-	(1,343)	(445)	-	-	-	-	(445)
Equity pickup	(803)	-	-	-	-	(803)	-	-	-	-	-	-

Operating income (expenses)	(2,116)	(45)	1,782	6,070	(701)	(9,222)	(6,311)	(930)	(36)	2,391	(660)	(7,076)

Net financial income
Financial income	30,670	768	1,113	-	-	28,789	8,161	1,942	2,522	-	-	3,697
Financial expenses	(25,029)	(21)	(1,526)	-	-	(23,482)	(5,493)	-	-	-	-	(5,493)

Income/loss before taxation	3,525	702	1,369	6,070	(701)	(3,915)	(3,643)	1,012	2,486	2,391	(660)	(8,872)

Income and social contribution taxes (i)	(1,943)	(239)	(465)	(2,064)	238	587	574	(344)	(845)	(813)	224	2,352

Net income (loss) for the period	1,582	463	904	4,006	(463)	(3,328)	(3,069)	668	1,641	1,578	(436)	(6,520)

					September 30, 2014						June 30, 2014
Total assets	790,380	401,123	18,645	39,747	1,992	328,873	828,382	402,555	55,939	38,625	2,288	328,975
Total liabilities	197,451	109,213	22,117	2,920	-	63,201	244,476	112,805	46,901	2,985	-	81,785

         The balance sheet accounts are represented by “Trade accounts receivable”, “Biological assets”, “Inventories of agricultural products” and “Investment properties”.

In the period ended September 30, 2014, there was no significant change in relation to the other information disclosed in the annual financial statements for June 30, 2014, Note 24.

Brasilagro - Companhia Brasileira de Propriedades Agrícolas

Notes to the Quarterly Information –Continued

September 30, 2014

(In thousands of reais, unless otherwise stated)

25.  Revenues

	Company		Consolidated
	September 30, 2014	September 30, 2013	September 30, 2014	September 30, 2013

Sales of grains	22,608	11,399	25,758	14,948
Sales of sugarcane	26,002	25,632	26,002	25,632
Lease	352	160	386	222
Other revenues	1,177	244	1,178	246
Gross operating revenue	50,139	37,435	53,324	41,048

Sales deductions
Taxes on sales	(2,308)	(1,587)	(2,615)	(1,804)
	(2,308)	(1,587)	(2,615)	(1,804)

Net revenue	47,831	35,848	50,709	39,244

26.  Expenses by nature

	Company				Consolidated

	Cost of products sold	Selling expenses	General and administrative	Total	Cost of products sold	Selling expenses	General and administrative	Total

Depreciation and amortization	6,221	-	375	6,596	6,805	-	375	7,180
Personnel expenses	1,072	-	4,469	5,541	1,255	-	4,470	5,725
Expenses with service provider	9,421	-	715	10,136	10,464	-	860	11,324
Lease	2,470	-	-	2,470	25	-	-	25
Cost of agricultural products	14.869	-	-	14,869	18,194	-	-	18,194
Freight and storage	-	360	-	360	-	465	-	465
Allowance for doubtful accounts	-	618	-	618	-	1,501	-	1,501
Contracts in valuable consideration	-	-	-		-	-	-
Sale of farm	-	-	-	-	-	-	-	-
Maintenance, travel expenses and other	986	-	790	1,776	945	-	926	1,871
								-
At September 30, 2013	35,039	978	6,349	42,366	37,688	1,966	6,631	46,285

Depreciation and amortization	6,221	-	336	6,557	6,282	-	336	6,618
Personnel expenses	2,172	-	4,401	6,573	2,276	-	4,401	6,677
Expenses with service provider	13,757	-	906	14,663	14,425	-	914	15,339
Lease	3,031	-	232	3,263	2	-	232	234
Cost of agricultural products	20.161	-	-	20,161	24,462	-	-	24,462
Freight and storage	-	515	-	515	-	518	-	518
Allowance for doubtful accounts	-	858	-	858	-	864	-	864
Contracts in valuable consideration	-	(579)	-	(579)	-	(579)	-	(579)
Sale of farm	-	-	-	-	-	45	-	45
Maintenance, travel expenses and other		-	873	1,928	1,109	-	1,193	2,302

At September 30, 2014	46,397	794	6,748	53,939	48,556	848	7,076	56,480

In the period ended September 30, 2014, there was no significant change in relation to the other information disclosed in the annual financial  statements for June 30, 2014, Note 26.

Brasilagro - Companhia Brasileira de Propriedades Agrícolas

Notes to the Quarterly Information – Continued

September 30, 2014

(In thousands of reais, unless otherwise stated)

27.       Management compensation

The expenses with Management compensation were recorded under “General and administrative expenses” and are as follows:

	Consolidated

	September 30, 2014	September 30, 2013
Board of directors and executive board compensation	485	782
Bonus	517	481
Global compensation	1,002	1,263

Grant of shares	82	310

	1,084	1,573

The global compensation of the Company’s officers and members of the Board of Directors, for the year ending June 30, 2015 in the amount of R$ 9,500, was approved at the Annual General Meeting held on October 27, 2014.

The table below presents the information on the Program and assumptions used for valuation:

	First grant	Second grant	Third grant
Date of issuance	11/08/2010	03/07/2012	04/09/2012
Exercise price (R$/share)	8.97	8.25	8.52
Quoted market price on grant date (R$/share)	9.60	7.69	8.50
Quoted market price at end of year	9.06	9.06	9.06
Free risk interest rate %	11.36	9.37	9.12
Contractual period for exercise	5 Years	5 Years	5 Years
Expected dividend yield %	1.00	0.50	0.50
Volatility of shares in the market - %	67.48	41.62	40,50
Number of outstanding options	301,848	260,952	260,952
Number of options to be exercised	301,848	260,952	260,952
Estimated fair value on the grant date (R$/share)	6.16	3.60	4.08

In the year ended September 30, 2014, the Company recognized the amount of R$82 (R$310 at September 30, 2013) recorded in administrative expenses.

Brasilagro - Companhia Brasileira de Propriedades Agrícolas

Notes to the Quarterly Information – Continued

September 30, 2014

(In thousands of reais, unless otherwise stated)

28.  Financial income (expenses)

	Company		Consolidated
	September 30, 2014	September 30, 2013	September 30, 2014	September 30, 2013
Financial income
Short-term investment income	8,933	1,826	3,223	3,346
Interest receivable	1,282	284	1,291	350
Foreign exchange variation	3,487	12	3,486	-
Realization of fair value from remeasurement of receivables from sale of farms and machinery	865	-	12,230	-
Realized profit (loss) from derivative transactions	1,365	-	7,409	1,393
Unrealized profit (loss) from derivative transactions	3,031	5,262	3,031	3,072
	18,963	7,384	30,670	8,161
Financial expenses
Short-term investment expenses	(1,384)	-	-	-
Bank charges	(87)	(168)	(246)	(171)
Interest payable	(3,273)	(1,500)	(4,267)	(4,213)
Monetary variations	-	-	(688)	(489)
Foreign exchange variations	(3,428)	-	(3,428)	(308)
Fair value of receivables from sale of farms and machinery	-	(222)	(13,450)	(312)
Realized profit (loss) from derivative transactions	(582)	(567)	(582)	-
Unrealized profit (loss) from derivative transactions	(2,368)	-	(2,368)	-
	(11,122)	(2,457)	(25,029)	(5,493)

Financial expenses	7,841	4,927	5,641	2,668

29.       Income and social contribution taxes

	Company		Consolidated
	September 30, 2014	September 30, 2013	September 30, 2014	September 30, 2013

Income (loss) before income and social contribution taxes	2,982	(3,336)	3,525	(3,643)
Combined nominal rate of income and social contribution taxes - %	34%	34%	34%	34%
	(1,014)	1,134	(1,199)	1,239

Equity pickup/loss on investments	(371)	(337)	(273)	-
Management bonus	(176)	(151)	(176)	(151)
Net effect of subsidiaries whose profit is computed as a percentage of gross revenue(*)	-	-	(457)	(90)
Other permanent additions	161	(379)	162	(424)

IRPJ and CSLL in P&L for the year	(1,400)	267	(1,943)	574

Current	-	-	(408)	183
Deferred	(1,400)	267	(1,535)	391

	(1,400)	267	(1,943)	574
Effective rate	-47%	-8%	-55%	-16%

(*)  For some of our subsidiaries, income tax is measured based on the regime whereby profit is computed as a percentage of gross revenue, i.e., income tax is determined on a simplified base to calculate the taxable profit (32% for lease revenues, 8% for sale of farms and 100% for other earnings). This results effectively in taxing the profit of subsidiaries  at a rate lower than if taxable profit were based on accounting records.

Brasilagro - Companhia Brasileira de Propriedades Agrícolas

Notes to the Quarterly Information – Continued

September 30, 2014

(In thousands of reais, unless otherwise stated)

30.  Earnings (loss) per share

a)    Basic

Basic earnings (loss) per share are calculated by dividing the profit (loss) attributable to shareholders of the Company by the weighted average number of common shares issued during the year. Due to the loss for the year, the shares with potential dilution are not considered when there is loss, since they would have an antidilutive impact.

		Consolidated
	September 30, 2014	September 30, 2013
Profit (loss) attributed to controlling shareholders	1,582	(3,069)
Weighted average number of common shares issued	58,422	58,422
Effect from dilution - shares		57
Weighted average number of common shares issued adjusted by the dilution effect	58,422	58,479
Basic earnings (loss) per share	0.03	(0.05)
Diluted earnings (loss) per share	0.03	(0.05)

31.  Provision for legal claims

The Company and its subsidiaries are involved in civil, labor, environmental and tax lawsuits and in administrative proceedings of labor, tax and environmental nature. The provision for probable losses arising from these lawsuits is estimated and updated by management, supported by the opinion of the Company’s external legal advisors.

Probable risks

At September 30, 2014, the Company recorded a provision of R$4,141 (R$3,573 at June 30, 2014) for legal and administrative proceedings whose risk of loss was considered probable, as summarized below:

			Company				Consolidated
	Labor (a)	Tax (b)	Civil (c)	Total	Labor (a)	Tax (b)	Civil (c)	Total
At June 30, 2014	489	2,388	603	3,480	582	2,388	603	3,573
Additions	125	-	-	125	143	-	-	143
Monetary restatement	11	691	-	702	13	691	-	704
Reversal/Payments	(276)	-	(3)	(279)	(276)	-	(3)	(279)
At September 30, 2014	349	3,079	600	4,028	462	3,079	600	4,141

Brasilagro - Companhia Brasileira de Propriedades Agrícolas

Notes to the Quarterly Information – Continued

September 30, 2014

(In thousands of reais, unless otherwise stated)

31.  Provision for legal claims (Continued)

Probable risks (Continued)

(a)    Labor claims

At September 30, 2014, the Company, supported by the opinion of its external legal advisors, recorded a provision for labor claims in the amount of R$462, related to labor claims filed by former employees and third parties. In most of the cases, the Company’s and its subsidiaries’ responsibility is subsidiary, since possible rights between outsourced companies and their former employees are challenged.

(b)    Tax suits

At September 30, 2014, supported by the opinion of its external legal advisors, the Company recorded a provision for tax suits in the amount of R$3,079. The amount of R$2,819 refers, especially, to the alleged incidence of social contribution taxes on the payments to the Company’s foreign members of the Board, and the balance of R$260 refers to tax administrative procedures being challenged, particularly in matters related to the ICMS levy on operations at Araucária Farm, State of Goiás.

(c)    Civil suits

At September 30, 2014, the Company recorded a provision for civil contingency in the amount of R$600 related to fine due for alleged noncompliance with contractual obligation assumed by the Company in the rural lease agreement executed in 2012 involving Horizontina Farm.

In November 2013, the Buyer filed an injunctive relief for anticipated production of evidence, in progress at the Court of the Judicial District of  Tasso Fragoso/MA, aiming at judicial approval of expert evidence determining noncompliance with the obligation assumed of opening, cleaning and preparing the area.

The Company deemed adequate to set up a provision for amount due the possibility of legal discussion, since the obligation of opening of area, assumed by the Company under the Contract, will possibly be challenged in courts by the Buyer.

Possible risks

The Company and its subsidiaries are parties to legal suits of civil, labor, environmental and tax nature, and administrative tax proceedings which are not provisioned, since they involve risk of loss classified as possible by the Company and its external legal advisors. The contingencies are as follows:

Brasilagro - Companhia Brasileira de Propriedades Agrícolas

Notes to the Quarterly Information – Continued

September 30, 2014

(In thousands of reais, unless otherwise stated)

31.  Provision for legal claims (Continued)

Possible risks (Continued)

	Company			Consolidated
	September 30, 2014	June 30, 2014	September 30, 2014	June 30, 2014
Civil (a)	15,149	12,080	15,149	12,080
Tax (b)	8,822	8,517	8,822	8,517
Labor ( c )	639	673	639	1,125
Environmental (d)	3,527	3,468	3,527	3,468
	28,137	24,738	28,137	25,190

(a)    Civil

On September 30, 2014, the Company has civil claims in the amount of R$15,149 (R$12,080 at June 30, 2014) referring mainly to: (i) declaration of nullity of acknowledgement of debt due to the purchase and sale of rice, (ii) suspension of protest of promissory note provided as guarantee upon the acknowledgement of debt arising from purchase and sale of rice, (iii) injunctive relief for anticipated production of evidence aiming at legal approval of expert evidence determining noncompliance with the obligation assumed of opening, cleaning and preparing the area at Nova Horizontina farm, (iv) indemnity for pain and suffering and property damages, allegedly suffered due to road accident occurred with employee of a Company’s service provider in Araucária Farm, on October 29, 2011, (v) annulment of the legal business of purchase and sale of one of the properties of Chaparral Farm, due to challenge by the seller of the validity of his representation in the property deed; and (vi) indemnity for property, pain and suffering and esthetical damage cumulated with request for life annuity due to the accident occurred with the employee of a Company’s service provider at Cremaq Farm on May 29, 2014.

(b)    Tax

       On September 30, 2014, the Company has legal and administrative tax proceedings in the amount of R$8,822 (R$8,517 at June 30, 2014) which refers mainly to lawsuits related to (i) noncompliance statement aiming to overturn the interlocutory decision that partially approved the credit from income tax losses carry forward for the fourth quarter of 2007 and consequently not approving the Company offsets of the aforesaid credits; (ii) annulment action filed aiming at the annulment of tax credit related to the monthly estimates of IRPJ and CSLL for January 2012; (iii) tax notice served for collection of ICMS tax credit on products exported by the Company; (iv) tax notice aiming at the collection of tax credit; (v) tax notice aiming at the collection of ICMS tax

Brasilagro - Companhia Brasileira de Propriedades Agrícolas

Notes to the Quarterly Information – Continued

September 30, 2014

(In thousands of reais, unless otherwise stated)

31.  Provision for legal claims (Continued)

Possible risks (Continued)

(b)    Tax - Continued

      credits, in the amount of R$198, based on the understanding that the Company did not reverse ICMS credits, arising from the bookkeeping allegedly undue of credits related to the acquisition of fixed assets, since it did not provide the CIAP book model “C”, related to the period from January 1 to December 31, 2012; (vi) tax notice for collection of ICMS tax credit, based on the understanding that the Company shipped primary products to exporters for the specific purpose of export, alleging that these products were not shipped abroad within the period of 180 (one hundred and eighty) days from the exit of the goods.

( c)Labor

       At September 30, 2014, the Company has labor claims in the amount of R$ 639 (R$ 1,125 at June 30, 2014) filed by former employees and third parties, mainly claiming indemnities and the recognition of employment relationship.

(d)Environmental

At September 30, 2014, the Company has environmental suits in the amount of R$3,527 (R$ 3,468 at June 30, 2014), related to annulment action proposed before the Federal Court of Goiânia, State of Goiás, aiming at the annulment of tax notice for alleged degradation of permanent preservation area at São Pedro Farm.

On October 15, 2013, the Company made a judicial deposit of R$3,056 corresponding to the amount of the fine applied.

   In the period ended September 30, 2014, there was no significant change in relation to the other information disclosed in the annual financial statements for June 30, 2014, Note 31.

32. Commitments

a)    Contract for grains supply

The sales price of soybean may be determined by the Company for the total or partial volume promised to be sold up to the date of delivery. The price, when established, is determined according to a contractual formula based on the soybean quotation at Chicago Board of Trade (“CBOT”). The price established in US dollars is settled at the end of the commitment period in reais considering exchange rates defined in contract some days before the financial settlement date.

Brasilagro - Companhia Brasileira de Propriedades Agrícolas

Notes to the Quarterly Information – Continued

September 30, 2014

(In thousands of reais, unless otherwise stated)

32. Commitments- Continued

b)          Contract for grains supply -Continued

Based on the terms of the contract, the Company is subject to fines in the event of non-delivery of the committed volumes. Presently, the Company has no amount recorded related to fines, since all the contracts entered into were delivered within the term established.

At September 30, 2014, there are no commitments signed for sale of soybean.

Corn is sold as powder and the price is established in reais upon the sale. At September 30, 2014 there are commitments signed for 13,745 tons of corn.

c)      Contracts of sugarcane supply between Brasilagro and ETH Bioenergia

In March 2008, the Company is party to two contracts for the exclusive supply to ETH Bioenergia of the totality of our sugarcane production over two full crop cycles (for sugarcane, one full crop cycle consists of six agricultural years and five harvests, renewable upon the agreement of the parties). One of the contracts refers to an area of approximately 5,718 hectares at Araucária farm and the second, to approximately 3,669 hectares at Alto Taquari farm. The price per ton, for the purpose of these agreements, is determined based on Total Recoverable Sugar (ATR) price per ton of sugarcane effectively delivered, with ATR corresponding to the quantity of sugar available in the raw material, minus sugar content lost during the production process, multiplied by the market prices of sugar and ethanol sold by regional plants in the internal and external market, in each case.

As determined by the São Paulo Council of Sugarcane, Sugar and Alcohol Producers (Conselho de Produtores de Cana, Açúcar e Álcool de São Paulo), or CONSECANA, for the year ended September 30, 2014, sales of sugarcane production to ETH Bioenergia were of R$25.3 million, representing 50% of total revenue. The purpose of the contracts is not to secure a more favorable price than the market price, since we expect that the ATR price as determined by CONSECANA will be generally equivalent to the market price, but rather to secure the sale of the sugarcane production over the long term.

Consolidated
September 30, 2014	September 30, 2013
26,002	25,632

Exclusive supply of sugarcane to the company ETH

The table above shows the amounts corresponding to 377,111 tons of sugarcane delivered in the current year up to September 30, 2014 and 396,309 tons of sugarcane delivered up to September 30, 2013. The price of sugarcane ton delivered was calculated based on Total Recoverable Sugar (ATR) assessed at the sales date There is a future balance of sugarcane to be delivered, whose estimates of quantity and amounts are difficult to be established considering the scenarios of market value and crop productivity oscillation.

Brasilagro - Companhia Brasileira de Propriedades Agrícolas

Notes to the Quarterly Information – Continued

September 30, 2014

(In thousands of reais, unless otherwise stated)

32. Commitments- Continued

c)    Lease agreement Partnership (I)

	Consolidated
	September 30, 2014	June 30, 2014
Lease agreement	725	535.5

On July 13, 2011 the Company entered into an agreement to lease  the farm (Partnership I)  located in the municipality of Jaborandi, state of Bahia. The area is used for planting soybean, corn, cotton and similar crops, as well as other long seeds whose growing period does not exceed the term of the agreement. The agreements also set forth: (a) a preference right with respect to lease renewal, as well as (b) preference right for purchase of the farms.

The calculation of the amount of lease is based on the soybean quotation on the day prior to maturity, multiplied by the quantity of bags established in the contract. As the lease amount is variable, the lease contract complies with the definition of an operating lease.

The total lease agreements to be paid in the long term according to these agreements corresponds to 40,500 bags of soybean, of which R$1,292 in up to one year and R$ 756 from one to five years.

d)    Lease agreement Partnership (II)

	Consolidated
	September 30, 2014	June 30, 2014
Lease agreement	1,108	294

On October 11, 2013 the Company executed a rural partnership agreement to operate a farm (Partnership II) located in the municipality of Ribeiro Gonçalves, in the state of Piaui. The partnership shall be effective for 11 (eleven) crop years, beginning at the date of its execution and estimated ending on June 01, 2024. The areas shall be used to plant soybean, cotton, corn and similar crops, as well as other long seeds whose growing period does not exceed the term of the agreement.

This partnership agreement complies with the definition of operating lease. The payment will always be in kind (soybean grains), to be deposited until June 30 of each crop year, in a warehouse located at a distance not above 100 km of paved road (one hundred kilometers) from the partnership area or at a distance in unpaved road with the cost of freight equivalent to 100 km of paved road. The quantity of bags to be paid during the effectiveness of the agreement may vary due to two variables: productivity and area effectively planted. According to this agreement, the minimum quantity to be paid in the long term would correspond to 598,976 bags, of which 59,898 bags of soybean in up to one year, 299,488 bags of soybean from one to five years and 239,590 bags of soybean with more than five years up to the end of the agreement.

Brasilagro - Companhia Brasileira de Propriedades Agrícolas

Notes to the Quarterly Information – Continued

September 30, 2014

(In thousands of reais, unless otherwise stated)

33.       Transactions with related parties

The major related-party transactions which affect the balance sheet and income statement arise from transactions between the Company and its subsidiaries, considering the related types of transactions, as follows:

	Company			Consolidated
	September 30, 2014	June 30, 2014	September 30, 2014	June 30, 2014
Current assets
Accounts receivable- rentals and sharing (a)	121	345	-	-
Dividends receivable (b)	3,101	18,101	-	-
Cresud (c.i)	729	723	729	723
	3,951	19,169	729	723

Noncurrent assets
Cresca (d)	29,716	26,068	29,716	26,068
	29,716	26,068	29,716	26,068

Current liabilities - trade accounts payable
Lease payable (e)	13,118	11,435	-	-
Cresud (ci)	251	218	251	218
Cresca acquisition– Cactus(c.ii)	27,845	33,019	27,845	33,019
Loans (f)	7	2,261	-	-
	41,221	46,933	28,096	33,237
	Company		Consolidated
	September 30, 2014	September 30, 2013	June 30, 2014	September 30, 2013
Income statement
Lease
Imobiliária Cremaq (e)	(720)	392	-	-
Imobiliária Araucária (e)	(473)	(618)	-	-
Imobiliária Cajueiro (e)	(377)	(537)	-	-
Imobiliária Mogno (e)	(384)	(377)	-	-
	(1,954)	(1,140)	-	-
Sharing
Jaborandi Ltda (a)	19	56	-	-
Jaborandi S/A (a)	124	9	-	-
Imobiliária Cremaq (a)	12	9	-	-
Imobiliária Engenho (a)	-	9	-	-
Imobiliária Araucária (a)	12	9	-	-
Imobiliária Mogno (a)	12	9	-	-
Imobiliária Cajueiro (a)	12	9	-	-
Imobiliária Ceibo (a)	-	9	-	-
Imobiliária Flamboyant (a)	3	9	-	-
	194	128	-	-

Cresud (c)	(2,348)	(3)	(2,348)	(3)
Futures and options	(47)	-	(47)	-
	(4,155)	(1,015)	(2,395)	(3)

(a)           Contractual sharing of physical infrastructure - The Company shares physical space and provides financial and accounting services for the real estate agencies and Jaborandi Ltda. and charges for those services;

(b)           Dividends receivable from real estate agencies Jaborandi S.A. and Cremaq S.A.;

Brasilagro - Companhia Brasileira de Propriedades Agrícolas

Notes to the Quarterly Information – Continued

September 30, 2014

(In thousands of reais, unless otherwise stated)

33. Transactions with related parties (Continued)

(c)    (c.i) Expenses and revenue related to Due Diligence of new acquisitions and implementation of the budget and controls system and reimbursement of general expenses;

(c.ii) Financing payable to Cresud – R$ 18,037, discounted to present value, maturity at 12/12/2014 restated based on the foreign exchange variation (US$) and interest of 7.0% p.a.;

Acquisition of 50% interest in joint venture payable to Cresca – R$ 10,663 discounted to present value, maturity at 12/12/2014, restated based on the foreign exchange variation (US$) and interest of 7.0% p.a.; and

(d)    (d.i) Accounts receivable from Cresca for assumption of financing from the company Helmir – R$21,807, maturity at 12/31/2016 restated based on the foreign exchange variation (US$) and interest of 12% p.a.; and

(d.ii) Loan receivable from Cresca granted on 12/23/2013 in the amount of R$ 4,334, with interest of 12% p.a. and undetermined maturity.

(e)    Leases - The real estate agencies have lease agreements with the Company, using the  quoted price of soybean as assumption for restatement; and

(f)          Loan between Brasilagro and Imobiliárias.

34.   Insurance

The Company and its subsidiaries maintain (i) civil liability insurance for employees working at the farms, (ii) insurance for vehicles and machinery, (iii) life insurance for all the employees, as well as (iv) insurance for Directors and Officers (D&O) and for other Board members. The coverage amount is considered sufficient by management to cover risks, if any, over its assets and/or responsibilities. The Company assessed the risk of farm buildings and facilities owned by the Group, as well as its inventories and biological assets, and concluded that there is no need for other types of insurance due to low chances of occurrence of risks.

Below is the table of the liabilities covered by insurance and the related amounts at September 30, 2014:

Insurance type	Coverage thousands - R$
Vehicles	1,868
Civil liability (D&O)	30,000
Civil, Professional and General liability	5,000
Machinery	6,378
Fire/lightning/explosion (office)	500
43,746

Given their nature, the insurance assumptions adopted are not part of the audit of the financial statements. As a consequence, they have not been audited by our independent auditors.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: November 21, 2014.

BRASILAGRO – COMPANHIA BRASILEIRA DE PROPRIEDADES AGRÍCOLAS

	By:	/s/ Julio Cesar de Toledo Piza Neto
		Name:	Julio Cesar de Toledo Piza Neto
		Title:	Chief Executive Officer and Investor Relations Officer

Date: November 21, 2014.
	By:	/s/ Gustavo Javier Lopez
		Name:	Gustavo Javier Lopez
		Title:	Chief Administrative Officer